FILED PURSUANT TO RULE 424(B)(3)

FILE NO. 333-240089

WHOLE EARTH BRANDS, INC.

SUPPLEMENT NO. 6 TO

PROSPECTUS DATED AUGUST 5, 2020

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 12, 2020

This prospectus supplement (this “Supplement No. 6”) is part of the prospectus of Whole Earth Brands, Inc. (the “Company”) dated August 5, 2020 (as amended from time to time, the “Prospectus”). This Supplement No. 6 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 6. Except to the extent that the information in this Supplement No. 6 modifies or supersedes the information contained in the Prospectus, this Supplement No. 6 should be read, and will be delivered, with the Prospectus. This Supplement No. 6 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 6 is to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020, other than the information included in Item 7.01, Exhibit 99.1 and Exhibit 99.2, which was furnished and not filed with the SEC.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our common stock and warrants.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 12, 2020

Whole Earth Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 S. Wacker Drive

Suite 3150
Chicago, IL 60606

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 840-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FREE	The NASDAQ Stock Market LLC
Warrants to purchase one-half of one share of common stock	FREEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01	Completion of Acquisition or Disposition of Assets.

Equity Purchase Agreement

On November 10, 2020, Whole Earth Brands, Inc. (“Whole Earth” or the “Company”) executed and closed a definitive Equity Purchase Agreement (the “Purchase Agreement”) with RF Development, LLC (“RF Development”), Swerve, L.L.C. (“Swerve LLC”), and Swerve IP, L.L.C. (“Swerve IP” and together with Swerve LLC, “Swerve”). Swerve is a manufacturer and marketer of a portfolio of zero sugar, keto-friendly, and plant-based sweeteners and baking mixes. Upon the terms and subject to the conditions set forth in the Purchase Agreement, at the closing, Whole Earth purchased all of the issued and outstanding equity interests of both Swerve LLC and Swerve IP from RF Development, and both Swerve LLC and Swerve IP became wholly-owned subsidiaries of Whole Earth (the “Transaction”). The Transaction was structured to simultaneously sign and close, was not subject to any closing conditions, and closed on November 10, 2020.

Pursuant to the terms of the Purchase Agreement, Whole Earth paid RF Development $80,000,000 in cash for all of the issued and outstanding membership interests of both Swerve LLC and Swerve IP, and is subject to customary post-closing adjustments.

The Purchase Agreement contains customary representations, warranties and covenants of the parties thereto. The assertions embodied in those representations and warranties were made for purposes of the Purchase Agreement, and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Purchase Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Purchase Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

The foregoing descriptions of the Purchase Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

To finance a portion of the acquisition described in Item 2.01 above, the Company utilized approximately $47.9 million under its $50 million revolving loan facility with Toronto Dominion (Texas) LLC, the terms of which were disclosed in the Current Report on Form 8-K filed by the Company on June 30, 2020.

Item 7.01	Regulation FD Disclosure.

On November 10, 2020, the Company issued a press release announcing the acquisition of Swerve LLC and Swerve IP. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

On November 10, 2020, the Company issued an announcement presentation, entitled “Whole Earth Brands Acquires Swerve.” The announcement presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01.	Financial Statements and Exhibits.

(a)       Financial statements of business acquired.

As permitted by Item 9.01(a)(4) of Form 8-K, the Company will, if required, file the financial information required by Item 9.01(a)(1) of Form 8-K pursuant to an amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

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(b)       Pro forma financial information.

As permitted by Item 9.01(b)(2) of Form 8-K, the Company will, if required, file the financial information required by Item 9.01(b)(1) of Form 8-K pursuant to an amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

(d)       Exhibits.

Exhibit No.	Description

2.1†	Equity Purchase Agreement, dated as of November 10, 2020, by and among Whole Earth Brands, Inc., RF Development, LLC, Swerve, L.L.C., and Swerve IP, L.L.C.

99.1	Press Release, dated November 10, 2020.

99.2	Announcement Presentation, dated November 10, 2020, entitled “Whole Earth Brands Acquires Swerve”.

†	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Whole Earth Brands, Inc.

Dated: November 12, 2020	By:	/s/ Andrew Rusie
	Name:	Andrew Rusie
	Title:	Chief Financial Officer

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Exhibit 2.1

EQUITY PURCHASE AGREEMENT

dated as of November 10, 2020

by and among

SWERVE, L.L.C.,

SWERVE IP, L.L.C.,

RF DEVELOPMENT, LLC

and

WHOLE EARTH BRANDS, INC.

Page

Article I	PURCHASE AND SALE	1

1.1	Purchase and Sale	1

1.2	Purchase Price	1

1.3	Determination of Estimated Purchase Price	2

1.4	Closing Date Payments	2

1.5	Purchase Price Adjustment	3

1.6	Purchase Price Settlement	5
1.7	Withholding Rights	6

1.8	Tax Treatment; Purchase Price Allocation	6

1.9	PPP Loan Forgiveness	7

Article II	CLOSING AND CLOSING DATE DELIVERIES	7

2.1	Closing	7

2.2	Closing Deliverables of Seller	7

2.3	Closing Deliverables of Purchaser	9

2.4	Cooperation	9

2.5	PPP Escrow Agreement	9

Article III	REPRESENTATIONS AND WARRANTIES OF SELLER	10

3.1	Organization and Authority	10

3.2	No Violations and Consents	10

3.3	Ownership of Membership Interests	11

3.4	Brokers	11

3.5	Acknowledgement of No Other Representations or Warranties	11

Article IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANIES	11

4.1	Organization and Qualification	11

4.2	Capitalization; Subsidiaries	12

4.3	Authority	12

4.4	No Violation and Consents	13

4.5	Affiliate Contracts	13

4.6	Title to Assets	14

4.7	Litigation and Compliance with Laws	14

4.8	Intellectual Property	14
4.9	Privacy and Data Protection	16
4.10	Contracts	16

4.11	Financial Statements and Related Matters	19

4.12	No Undisclosed Material Liabilities	19

4.13	Subsequent Events	19

4.14	Insurance	22

4.15	Licenses and Permits	23

4.16	Environmental Matters	23

4.17	Tax Matters	23

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(continued)

Page

4.18	Labor and Employee Benefits	25

4.19	Real Property	27

4.20	Suppliers; Customers	28

4.21	Accounts Payable, Accounts Receivable	29

4.22	Food Safety	29

4.23	Anti-Money Laundering and OFAC	31

4.24	Inventory; Returns	31

4.25	Product Warranties; Recalls	32

4.26	Trade Programs	32

4.27	Bank Accounts	32

4.28	Brokers	33

4.29	Paycheck Protection Program	33

4.30	Acknowledgement of No Other Representations or Warranties	34

Article V	REPRESENTATIONS AND WARRANTIES OF PURCHASER	34

5.1	Organization	34

5.2	Authority	34

5.3	No Violations and Consents	34

5.4	Litigation	35

5.5	Sufficient Funds	35

5.6	Investment Intention	35

5.7	Brokers	35
5.8	Acknowledgement of No Other Representations or Warranties	36

Article VI	COVENANTS	36

6.1	Further Assurances	36
6.2	Directors & Officers Indemnification	37
6.3	Employee Benefit Matters	37

6.4	Intercompany Accounts	38

6.5	Tax Matters	38

6.6	Confidentiality	40

6.7	Release	40

6.8	Restrictive Covenants	41

6.9	PPP Loan	42

Article VII	INDEMNIFICATION	43

7.1	Survival	43

7.2	Indemnification By Seller	43

7.3	Indemnification By Purchaser	43

7.4	Certain Limitations	44

7.5	Indemnification Procedures	45

7.6	Payments	47

7.7	Tax Treatment of Indemnification Payments	48

ii

(continued)

Page

7.8	Mitigation	48

7.9	Exclusive Remedies	48

Article VIII	GENERAL PROVISIONS	48

8.1	Cost and Expenses	48

8.2	Amendment, Modification and Waiver	48

8.3	Savings Clause	49

8.4	Entire Agreement	49

8.5	Assignment; Successors and Assigns	49

8.6	Parties in Interest	49

8.7	Mutual Drafting; Interpretation; Headings; Disclosure Schedules	50

8.8	Governing Law	50

8.9	Venue	51

8.10	Waiver of Jury Trial and Certain Damages	51

8.11	Notices	51

8.12	Public Announcements	53

8.13	Counterparts	53

8.14	Counsel; Privilege	54

Annex I – Defined Terms

Annex II – Sample Working Capital Calculation

Exhibit A – Accounting Policies and Procedures

Exhibit B – Purchase Price Allocation Methodologies

Exhibit C – Forms of Release

Exhibit D – Consulting Agreement

Exhibit E – Escrow Agreement

Exhibit F – PPP Escrow Agreement

Exhibit G – R&W Policy

Exhibit H – Side Letter Agreement

Exhibit I – Target Working Capital Calculation

Exhibit J – Employee Transaction Bonus Payment Schedule

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EQUITY PURCHASE AGREEMENT

This Equity Purchase Agreement, dated as of November 10, 2020 (this “Agreement”), is entered into by and among RF Development, LLC, a Louisiana limited liability company (“Seller”), Swerve, L.L.C., a Louisiana limited liability company (“Company One”), Swerve IP, L.L.C., a Louisiana limited liability company (“Company Two,” and together with Company One, the “Companies” and each a “Company”), and Whole Earth Brands, Inc., a Delaware corporation (“Purchaser”).

RECITALS:

WHEREAS, Seller owns all of the issued and outstanding membership interests in each of (i) Company One (the “Company One Membership Interests”) and (ii) Company Two (“Company Two Membership Interests”, and together with the Company One Membership Interests, the “Membership Interests”);

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of Seller’s respective right, title and interest in and to the Membership Interests, on the terms and subject to the conditions hereinafter set forth;

WHEREAS, unless otherwise expressly provided herein, each defined term shall have the meaning given thereto in Annex I; and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Sale (as defined below) and also to prescribe various conditions to the Sale.

NOW, THEREFORE, in consideration of the foregoing recitals, the representations, warranties and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

Article I
PURCHASE AND SALE

1.1           Purchase and Sale. On and subject to the terms and conditions of this Agreement, at the Closing, Purchaser agrees to purchase from Seller, and Seller agrees to sell, assign and transfer to Purchaser for the consideration specified in Section 1.2, all of Seller’s right, title and interest in and to the Membership Interests (the “Sale”).

1.2           Purchase Price. The aggregate purchase price to be paid by Purchaser to or for the account of Seller in consideration for the purchase of the Membership Interests (the “Purchase Price”) shall equal (a) $80,000,000, plus (b) Cash, minus (c) all amounts necessary to discharge fully all Closing Date Indebtedness, minus (d) the amount, if any, by which the Target Working Capital exceeds the Closing Date Working Capital (the difference between such amounts, the “Working Capital Deficiency”); provided, however, that if the Working Capital Deficiency is less than $100,000, then the Working Capital Deficiency shall be deemed to equal $0; provided, further, that, if the Working Capital Deficiency is equal to or greater than $100,000, then the Working Capital Deficiency shall equal the full value of such difference, plus (e) the amount, if any, by which the Closing Date Working Capital exceeds the Target Working Capital (the difference between such amounts, the “Working Capital Excess”); provided, however, that if the Working Capital Excess is less than $100,000, then the Working Capital Excess shall be deemed to equal $0; provided, further, that, if the Working Capital Excess is equal to or greater than $100,000, then the Working Capital Excess shall equal the full value of such difference, and minus (f) the Specified Expenses, but solely to the extent that such amounts have not otherwise been paid by Seller, either Company or any of their respective Affiliates prior to the Reference Time. The Purchase Price shall be payable at Closing in accordance with Section 1.4, subject to adjustment in accordance with Section 1.6.

A-1

1.3           Determination of Estimated Purchase Price. Not less than two (2) Business Days prior to the Closing Date, the Seller shall deliver to Purchaser a statement (“Estimated Closing Balance Sheet”) which sets forth Seller’s (a) good faith estimate of (i) Cash, (ii) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (iii) the Closing Date Working Capital, and (iv) the Specified Expenses, and (A) indicating whether such amounts have been or will be paid by Seller, either Company or any of their respective Affiliates prior to the Closing, and (B) designating the accounts to which any such funds are to be paid at Closing in detail reasonably acceptable to Purchaser, and (b) after taking into account the determinations set forth in clause (a) hereof, the calculation of the Purchase Price based thereon (the “Estimated Purchase Price”). In preparing the Estimated Closing Balance Sheet and the calculation of Estimated Purchase Price, all terms of an accounting or financial nature shall be construed in accordance with (x) GAAP, applied consistently with the Required Financial Statements, as modified by (y) the accounting policies and procedures and methodology set forth or reflected in Exhibit A.

1.4           Closing Date Payments. At the Closing, Purchaser shall make (or cause to be made) the following payments:

(a)            an amount in the aggregate equal to the Estimated Closing Date Indebtedness, if any, by wire transfer of immediately available funds to the accounts designated by the lenders and other creditors of each Company set forth in the payoff letters provided by such lenders and other creditors in accordance with Section 2.2(h);

(b)            an amount equal to $400,000 (the “Indemnification Escrow Amount”), by wire transfer of immediately available funds to the Escrow Agent to be held for the purpose of securing the indemnification obligations of Seller set forth in Article VII;

(c)            an amount equal to $1,400,000 (the “Adjustment Escrow Amount”), by wire transfer of immediately available funds to the Escrow Agent as the sole and exclusive source for the payment and discharge of amounts due, if any, from Seller under Section 1.6;

(d)            an amount equal to $165,840.27 (the “PPP Escrow Amount”), by wire transfer of immediately available funds to the PPP Escrow Agent to be held in an account in accordance with the terms of the PPP Escrow Agreement to be used solely for the purposes of making the payment, if any, required by Section 1.9; provided, however, that in the event that, as provided for in Section 2.5, the account to be established pursuant to the PPP Escrow Agreement has not been established prior to Closing, Purchaser shall withhold the full PPP Escrow Amount and thereafter shall promptly (within one Business Day of the establishment of the requisite account in accordance with Section 2.5) pay (as satisfaction of its obligations pursuant to this Section 1.4(d)) such amount to the PPP Escrow Agent to be held in accordance with the terms of the PPP Escrow Agreement;

(e)            the Specified Expenses that have not been paid prior to Closing, if any, by wire transfer of immediately available funds to the accounts described in the Estimated Closing Balance Sheet; provided, however, that (1) except with respect to the payment contemplated by clause (2), any Specified Expenses paid pursuant to Section 1.4(e) to either of the Companies and ultimately payable to an employee of either Company, including, without limitation, the transaction bonus payments to be paid to the employees set forth on Exhibit J attached hereto (the “Employee Transaction Bonus Payment Schedule”), shall thereafter be paid by such Company to the applicable Person (net of withholding Taxes) through such Company’s payroll system not later than the next regular payroll date of such Company, (2) the portion of the Specified Expenses paid pursuant to this Section 1.4(e) to Company One and ultimately payable to Andress Blackwell pursuant to Section 10 of her General Terms and Conditions of Employment Agreement dated as of April 1, 2014 (net of withholding Taxes) and in accordance with the Side Letter Agreement shall be deposited into an account of Company One established by Company One prior to Closing and solely controlled by Andress Blackwell immediately following the Closing, and thereafter shall be paid by Company One to Andress Blackwell (net of withholding Taxes) in accordance with the terms of the Side Letter Agreement (for the avoidance of doubt, funds will not be distributed to Andress Blackwell or otherwise from the account designated in connection herewith until Purchaser received evidence reasonably satisfactory thereto that the requisite withholding has been made), and (3) any Taxes required to be withheld from any payment under clauses (1) or (2) shall be held and remitted to the applicable Governmental Authority in accordance with applicable Law;

(f)            after taking into account the payments to be made pursuant to Sections 1.4(a) – (e), the balance of the Estimated Purchase Price by wire transfer of immediately available funds in the amount and to the account of Seller designated in writing by Seller to Purchaser no later than two (2) Business Days prior to the Closing Date; and

(g)            following the Closing, Purchaser or the Escrow Agent, as appropriate, shall make the payment, if any, required by Section 1.6.

1.5          Purchase Price Adjustment.

(a)            As promptly as possible and in any event within seventy five (75) days following the Closing Date, Purchaser shall prepare and deliver to Seller (i) an unaudited consolidated balance sheet for the Companies as of the Reference Time (the “Final Closing Balance Sheet”) and (ii) a statement (the “Final Closing Statement”) which sets forth Purchaser’s good faith calculation of the (A) Cash, (B) Closing Date Indebtedness, (C) Closing Date Working Capital (which shall reflect the correction of any adjustment erroneously made or failed to be made at Closing pursuant to Section 1.3 attributable to a miscalculation of the Working Capital Deficiency or Working Capital Excess, as applicable), (D) Specified Expenses which were not paid by Seller, either Company or any of their respective Affiliates at or prior to the Reference Time, and (E) after taking into account the adjustments set forth in the preceding portions of clause (a)(ii) hereof and the escrow payments made pursuant to Section 1.4(b), (c), and (d) the calculation of the Purchase Price based thereon, in each case, prepared in accordance with Section 1.5(d). The parties shall provide reasonable access to the appropriate personnel of the other parties and all supporting financial statements, worksheets and other documentation used to determine the Final Closing Balance Sheet and the Final Closing Statement, and will reasonably cooperate (and use commercially reasonable efforts to cause such third parties to reasonably cooperate) with the other parties in their review of the Final Closing Balance Sheet and the Final Closing Statement.

(b)           Within seventy five (75) days (the “75-Day Period”) after the Final Closing Balance Sheet and the Final Closing Statement are delivered to Seller pursuant to Section 1.5(a), Seller shall deliver to Purchaser either (i) a written acknowledgement accepting the Final Closing Balance Sheet and the Final Closing Statement in their entirety (the “Acknowledgement”); or (ii) a written notice (the “Adjustment Report”) of those items in the Final Closing Balance Sheet and the Final Closing Statement which Seller disputes, in which case the items identified by Seller shall be deemed to be in dispute. If Seller (i) delivers an Acknowledgement within the 75-Day Period or (ii) fails to deliver an Acknowledgement or an Adjustment Report to Purchaser within the 75-Day Period, Seller shall be deemed to have accepted and agreed to the Final Closing Balance Sheet and the Final Closing Statement as delivered pursuant to Section 1.5(a), and such Final Closing Balance Sheet and Final Closing Statement shall be final and binding upon Seller and Purchaser and the Closing Date Working Capital shall be as set forth therein. In the event that Seller timely delivers an Adjustment Report to Purchaser, then Purchaser and Seller will use all commercially reasonable efforts to resolve the disputed matter(s) within the thirty (30) day period following the delivery of the Adjustment Report. If Seller and Purchaser fail to agree on Seller’s proposed adjustments contained in the Adjustment Report within thirty (30) days after Purchaser receives the Adjustment Report, then Purchaser and Seller shall jointly submit the disputed matter(s) to RSM US LLP (provided that if such Person is unable or unwilling to serve in such capacity, or if such Person has been engaged by any of the parties prior to, or from or after the date hereof and is thus not “independent” or no longer “independent”, as applicable, Seller and Purchaser shall work in good faith to jointly select an alternative firm that is a nationally recognized independent accounting firm) (the “Independent Auditor”). Purchaser and Seller will furnish, or cause to be furnished, to the Independent Auditor such work papers, documentation and other reports and information relating to the disputed matter(s) as the Independent Auditor may request or as either Seller or Purchaser believe relevant and each party shall be afforded the opportunity to discuss the disputed matter with the Independent Auditor. The Independent Auditor shall make the final determination (the “Auditor’s Determination”) (A) in reliance upon supporting documentation provided to the Independent Auditor by Seller and Purchaser within twenty (20) Business Days of submission of the disputed matter(s) to the Independent Auditor, (B) in writing, (C) furnished to Seller and Purchaser as soon as practicable after the disputed items(s) have been referred to the Independent Auditor, (D) in accordance with Section 1.5(c), and (E) absent manifest error and subject to the following sentence, nonappealable and incontestable by Seller, Purchaser and each of their respective Affiliates and successors and not subject to collateral attack for any reason. With respect to each disputed amount, the Auditor’s Determination must be an amount between or equal to Seller’s position as set forth in the Adjustment Report and Purchaser’s position as set forth in the Final Closing Balance Sheet or the Final Closing Statement, as applicable. Any fees and expenses of the Independent Auditor and the American Arbitration Association incurred in resolving the disputed matter(s) pursuant to this Section 1.5(b) shall be borne by Purchaser, on the one hand, and Seller, on the other hand, in inverse proportion to the respective percentages of the dollar value of disputed items determined in favor of Purchaser, on the one hand, and Seller, on the other hand.

(c)            The term “Final Closing Balance Sheet” and “Final Closing Statement” as used herein shall mean the Final Closing Balance Sheet and Final Closing Statement, as applicable, as ultimately determined pursuant to this Section 1.5. The date on which the Final Closing Balance Sheet and the Final Closing Statement are finally determined pursuant to this Section 1.5 shall hereinafter be referred to as the “Settlement Date.”

(d)            In preparing the Final Closing Balance Sheet and the Final Closing Statement, all terms of an accounting or financial nature shall be construed in accordance with (i) GAAP, applied consistently with the Required Financial Statements, as modified by (ii) the accounting policies and procedures and methodology set forth or reflected in Exhibit A.

(e)            From the Closing through the delivery of the Final Closing Statement and the Final Closing Balance Sheet, Purchaser and the Companies shall not take any action (or refrain from taking any action) for the primary purpose of affecting (in Purchaser’s favor) the calculation of the Final Purchase Price.

1.6          Purchase Price Settlement. No later than five (5) Business Days after the Purchase Price has been finally determined pursuant to Section 1.5 (the “Final Purchase Price”) the following payments (if any) shall be made, by wire transfer of immediately available funds to the account (or accountants) specified in writing by Seller or Purchaser, as applicable:

(a)            In the event the Final Purchase Price is less than the Estimated Purchase Price, Purchaser and Seller shall, within five (5) Business Days after the Settlement Date, cause the Escrow Agent to pay Purchaser an amount equal to such deficiency from the Adjustment Escrow Amount. After taking into account the payment made pursuant to the previous sentence, if any, Purchaser and Seller shall cause all remaining funds from the Adjustment Escrow Amount (including any interest accrued thereon) to be released by the Escrow Agent to Seller. For the avoidance of doubt, (i) Purchaser’s sole and exclusive source of recovery for any adjustment to the Purchase Price in Purchaser’s favor shall be the Adjustment Escrow Amount, and (ii) Purchaser shall not be entitled to any recovery pursuant to this Section 1.6(a) in excess of the Adjustment Escrow Amount (including any interest accrued thereon).

(b)            In the event the Final Purchase Price is greater than the Estimated Purchase Price, then (i) Purchaser shall pay to Seller within five (5) Business Days after the Settlement Date an amount equal to such excess (in an amount not to exceed the Adjustment Escrow Amount), and (ii) Purchaser and Seller shall cause the Escrow Agent to release the entire Adjustment Escrow Amount (including any interest accrued thereon) to Seller. For the avoidance of doubt, Seller shall not be entitled to any recovery pursuant to this Section 1.6(a) in excess of the Adjustment Amount.

(c)            In the event the Final Purchase Price is equal to the Estimated Purchase Price, no adjustment payment shall be made pursuant to this Section 1.6, and Purchaser and Seller shall cause the Escrow Agent to release the entire Adjustment Escrow Amount (including any interest accrued thereon) to Seller.

(d)            Any payment required pursuant to Section 1.6 shall be made by the transfer of immediately available funds for credit to the recipient at a bank account designated by such recipient in writing.

(e)            Any payments made pursuant to this Section 1.6 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.7           Withholding Rights. Each of the Companies, Purchaser and Seller shall be entitled to deduct and withhold from the consideration or other payments otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld by the Companies, Purchaser or Seller, as the case may be, and are timely paid to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than with respect to amounts treated as wages or compensation for U.S. federal income Tax purposes, any Person proposing to withhold shall (i) use commercially reasonable efforts to provide to the Companies, Purchaser or Seller, as the case may be, with written notice of the intent to deduct and withhold at least five (5) Business Days prior to the date of such payment subject to withholding and (ii) use commercially reasonable efforts to cooperate with the Companies, Purchaser or Seller, as the case may be, to reduce or eliminate any such deduction and withholding to the extent permitted by applicable Law.

1.8           Tax Treatment; Purchase Price Allocation. As promptly as practicable after the Closing Date but no later than forty five (45) days after the Closing, Purchaser shall deliver to Seller a statement (the “Purchase Price Allocation Schedule”), allocating the purchase price (and all other amounts required to be included in the purchase price for U.S. federal and applicable state income tax purposes) among the assets of the Companies in accordance with the principles reflected in Exhibit B. If within thirty (30) days after the delivery of the Purchase Price Allocation Schedule, Seller shall notify Purchaser in writing that Seller objects to the allocation set forth in the Purchase Price Allocation Schedule (which objection may be based solely on the failure to allocate in accordance with this Section 1.8 and Exhibit B), Purchaser and Seller shall use commercially reasonable efforts to resolve such dispute within twenty (20) days. In the event that Purchaser and Seller are unable to resolve such dispute within such twenty (20)-day period, then Purchaser and Seller shall refer the matter to the Independent Auditor in accordance with Section 1.5(b); except that the sole issue presented to the Independent Auditor shall be the conformance of the disputed allocations with this Section 1.8 and Exhibit B. Purchaser and Seller shall be bound by the Purchase Price Allocation Schedule, as adjusted, for purposes of determining any Taxes and shall act in accordance with the Purchase Price Allocation Schedule in the preparation, filing and audit of any Tax Return (including IRS Form 8594). For purposes of the Purchase Price Allocation Schedule, if there is an adjustment to the purchase price pursuant to any provision of this Agreement, the adjustment shall be allocated in accordance with Section 1060 of the Code and the Regulations thereunder.

1.9           PPP Loan Forgiveness. No later than five (5) Business Days after the CARES Act Determination Date, the following payment (if any) shall be made, by wire transfer of immediately available funds to the account (or accounts) specified in writing by Purchaser or Seller, as applicable:

(a)            In the event that there is CARES Unforgiven Debt, Purchaser and Seller shall cause the PPP Escrow Agent to retain an amount equal to such CARES Unforgiven Debt from the PPP Escrow Amount. After taking into account the amount contemplated by the previous sentence, if any, Purchaser and Seller shall cause all remaining funds from the PPP Escrow Amount (including any interest accrued thereon) to be released by the PPP Escrow Agent to Seller.

(b)            In the event that there is no CARES Unforgiven Debt, Purchaser and Seller shall cause the PPP Escrow Agent to release the entire PPP Escrow Amount (including any interest accrued thereon) to Seller.

Article II
CLOSING AND CLOSING DATE DELIVERIES

2.1           Closing. The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Membership Interests to Purchaser in exchange for the Estimated Purchase Price delivered to Seller pursuant to Section 1.4(f). The Closing shall take place remotely by exchange of document and signatures (or their electronic counterparts) on the date hereof (the “Closing Date”), and shall be effective as of the Reference Time.

2.2           Closing Deliverables of Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(a)            A certificate of an officer of each Company certifying as to: (i) the Organizational Documents of such Person; and (ii) resolutions of the board of directors, board of managers or other appropriate governing body of such Person authorizing and approving the execution, delivery and performance by such Person of this Agreement and any agreements, instruments, certificates or other documents executed by such Person pursuant to this Agreement;

(b)            Certificates of the Secretary of State of Louisiana, as of a date not earlier than five (5) days prior to the Closing Date, as to the good standing of each Company in the State of Louisiana;

(c)            To the extent certificated, certificates representing the Membership Interests, and undated membership interest transfer powers, duly executed in blank by Seller;

(d)            Resignations of each of the directors (or equivalent) of each of the Companies and the officers of the Companies listed on Section 2.2(d) of the Disclosure Schedule, in each instance, with such resignations to be effective as of the Closing;

(e)            The consents, authorizations and approvals of the Governmental Authorities and other Persons required as set forth in Section 4.4(b) of the Disclosure Schedules;

(f)            Electronic copies of all documents and materials contained in the electronic data room hosted by the Companies in connection with the transactions contemplated by this Agreement;

(g)            Payoff letters, drafts of which shall have been delivered to Purchaser at least two (2) Business Days prior to the Closing, executed by the lenders and other financing sources of each Company set forth on Section 2.2(g) of the Disclosure Schedules setting forth all amounts necessary to be paid to repay in full all such Closing Date Indebtedness;

(h)            A counterpart of the Escrow Agreement, duly executed by the Escrow Agent and Seller;

(i)            The (i) audited financial statements (audited in accordance with GAAP and all applicable rules and regulations, including but not limited to those promulgated by the Public Company Accounting Oversight Board) for the (A) twelve month period ended December 31, 2018, and (B) twelve month period ended December 31, 2019, and (ii) unaudited financial statements (prepared in accordance with GAAP and all applicable rules and regulations, including but not limited to those promulgated by the Public Company Accounting Oversight Board) for the six month period ended June 30, 2020 (the “Balance Sheet Date”), in each instance, in form and detail (but, for the avoidance of doubt, excluding any particular results) reasonably acceptable to Purchaser (collectively, the “Required Financial Statements”);

(j)            A Release duly executed by each Person set forth on Section 2.2(j) of the Disclosure Schedules substantially similar to the forms set forth on Exhibits C-1, C-2, C-3 and C-4;

(k)            Subject to Section 2.5, a counterpart of the PPP Escrow Agreement, duly executed by the PPP Escrow Agent and Seller;

(l)            A counterpart of the Side Letter Agreement, duly executed by Seller and Andress Blackwell;

(m)            The Consulting Agreement, duly executed by the Company and Andress Blackwell;

(n)            Such other documents and instruments as Purchaser may reasonably request, at least five (5) Business Days prior to Closing, that are reasonably necessary to consummate the transactions contemplated hereby; and

(o)            the uncashed checks in the name of, and for the benefit of, one of the Companies, copies of which are attached hereto as Section 2.2(o) of the Disclosure Schedule (the “Uncashed Checks”) which checks, for the avoidance of doubt, shall not be deemed Cash for purposes of this Agreement.

2.3           Closing Deliverables of Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(a)            The payments to be delivered by Purchaser to Seller (or on behalf of Seller) pursuant to Section 1.4;

(b)            A certificate of the Secretary of Purchaser certifying as to: (i) the Organizational Documents of Purchaser; and (ii) resolutions of the board of directors, board of managers or other appropriate governing body of Purchaser authorizing and approving the execution, delivery and performance by such Person of this Agreement and any agreements, instruments, certificates or other documents executed by Purchaser pursuant to this Agreement;

(c)            A certificate of the Secretary of State of Delaware, as of a date not earlier than five (5) days prior to the Closing Date, as to the good standing of Purchaser in the State of Delaware;

(d)            A counterpart of the Escrow Agreement, duly executed by Purchaser;

(e)            A copy of the R&W Policy, which R&W Policy shall be in full force and effect;

(f)            Subject to Section 2.5, a counterpart of the PPP Escrow Agreement, duly executed by Purchaser; and

(g)            Such other documents and instruments as Seller may reasonably request, at least five (5) Business Days prior to Closing, that are reasonably necessary to consummate the transactions contemplated hereby.

2.4           Cooperation. Seller and Purchaser shall, on reasonable request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties to consummate or otherwise implement the transactions contemplated by this Agreement.

2.5           PPP Escrow Agreement. Notwithstanding anything contained herein to the contrary, in the event that the parties hereto are unable to execute the PPP Escrow Agreement prior Closing, the parties will use commercially reasonable efforts to enter into the PPP Escrow Agreement as promptly as possible following the Closing in form and substance reasonably acceptable to Purchaser and Seller and, once so established, Purchaser shall fund the underlying account in accordance with Section 1.4(d).

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Purchaser as of the date hereof as follows:

3.1           Organization and Authority. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Louisiana. Seller (a) has full limited liability company power and authority to enter into and perform its obligations under this Agreement and each other agreement delivered in connection herewith to which it is a party, (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Sale and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party, and (c) has the requisite power and authority to own the Membership Interests. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by each other party hereto, is binding upon, and legally enforceable against, Seller in accordance with its terms, except as such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally, and general equitable principles (regardless of whether enforceability is considered a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

3.2           No Violations and Consents.

(a)            None of the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated by this Agreement will: (i) conflict with any Contract to which it is a party, (ii) assuming that all consents, approvals and authorizations described in Section 3.2(b) have been obtained and all filings and notifications described in Section 3.2(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Seller, or any of its properties or assets, or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, modification, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien upon any of the properties or assets (including rights) of Seller pursuant to, any Contract to which Seller is a party (or by which any of its properties or assets (including rights) are bound), except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller to consummate the Sale.

(b)            None of the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority with respect to Seller or any of its properties or assets, other than (i) such filings as may be required in connection with the payment of any transfer and gain Taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 4.4(b) of the Disclosure Schedules, (iii) compliance with applicable federal or state securities or “blue sky” Laws, (iv) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Purchaser or its Affiliates and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller to consummate the Sale.

3.3           Ownership of Membership Interests. Seller is the record owner of, and has good, valid and marketable title to, its Membership Interests as set forth on Section 3.3 of the Disclosure Schedules and, except as set forth on Section 3.3 of the Disclosure Schedules and any transfer and other restrictions under applicable federal and state securities Laws or as set forth in each Company’s Organizational Documents, such Membership Interests are free and clear of any Liens. Upon transfer of such Membership Interests to Purchaser at the Closing in accordance with this Agreement, Purchaser will own such Membership Interests free and clear of any Liens except for any (a) transfer and other restrictions under applicable federal and state securities Laws or as set forth in each Company’s Organizational Documents and (b) Liens created by or through Purchaser or its Affiliates.

3.4            Brokers. Except as set forth on Section 3.4 of the Disclosure Schedules (all of which shall be paid by Seller or an Affiliate thereof without liability to Purchaser), Seller has no liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.5           Acknowledgement of No Other Representations or Warranties. Seller acknowledges and agrees that, on behalf of itself, (i) except for the representations and warranties contained in Article V, neither Purchaser nor any of its Affiliates or Representatives makes or has made, nor is Seller relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning Purchaser or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects or the transactions contemplated by this Agreement, and (ii) Purchaser, its Affiliates and each of their respective Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Purchaser or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Seller by any Representative of Purchaser or its Affiliates) except for the representations and warranties expressly set forth in Article V. Subject to all of the foregoing provisions of this Section 3.5, Seller, the Companies, and Purchaser retains all of its rights and remedies with respect to claims based on Fraud.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth in the Disclosure Schedules, each Company hereby represents and warrants to Purchaser as of the date hereof as follows:

4.1           Organization and Qualification. Each Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Louisiana. Each Company has requisite limited liability company or other legal entity, as the case may be, power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole. Each Company is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. The Companies have made available to Purchaser true and correct copies of each of its Organizational Documents, each as in effect as of the date hereof and together with all amendments and modifications thereto. Each such Organizational Document is in full force and effect, and neither Company is in violation of any of the provisions of its Organizational Documents.

4.2          Capitalization; Subsidiaries.

(a)            The Membership Interests constitute all of the issued and outstanding equity interests of the Companies. All of the Membership Interests were duly authorized, validly issued, are fully paid and non-assessable and are free of preemptive and similar rights. No Membership Interests were issued in violation of any applicable Laws, any Contract, arrangement or commitment to which either Company or Seller is a party to or bound by, or any preemptive or similar rights of any Person.

(b)            Except as set forth in any of either Company’s Organizational Documents or as set forth in Section 4.2(b) of the Disclosure Schedules, there are no (i) outstanding securities of either Company convertible into or exchangeable for one or more units of equity or voting interests in, either Company, (ii) options, warrants or other rights or securities issued or granted by either Company relating to or based on the value of the equity securities of such Company, (iii) Contracts that are binding on either Company that obligate either Company to issue, acquire or sell, redeem, exchange or convert any equity interests in either Company, or (iv) outstanding restricted equity interests, restricted share units, unit appreciation rights, performance shares, performance units, deferred stock units, contingent value rights, “phantom” stock or similar rights issued or granted by either Company that are linked to the value of the Membership Units. There are no outstanding contractual obligations of either Company to repurchase, redeem, exchange, convert or otherwise acquire or sell any membership interests of either Company.

(c)            Neither Company (i) has any Subsidiaries, or (ii) owns any equity interests in, or holds any equity interests of, any other Person. Since formation, neither Company (i) has ever had any Subsidiaries, or (ii) has ever owned any equity interests in, or held any equity interests of, any other Person. Neither Company (i) owns any securities of any Person convertible into or exchangeable for equity interests in another Person, (ii) owns or holds any options, warrants or other rights or securities issued or granted by any other Person relating to equity ownership of any other Person, or (iii) is party to any Contract that obligate either Company to acquire any equity interests in another Person.

(d)            Other than each Company’s Organizational Documents and except as set forth in Section 4.2(d) of the Disclosure Schedules, neither Company is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any membership interests or other voting securities or equity interests of either Company.

4.3          Authority. Each Company (a) has the respective rights and powers to enter into, and perform its obligations under each agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of each such agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Sale and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. Each agreement delivered in connection herewith to which to which each Company is a party is duly executed by such Company and, assuming the due authorization, execution and delivery of such agreements by each other party thereto, is binding upon, and legally enforceable against, such Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4           No Violation and Consents.

(a)            Except as set forth in Section 4.4(a) of the Disclosure Schedules, the consummation by each Company of the transactions contemplated by this Agreement will not: (i) conflict with or violate any provision of either Company’s Organizational Documents; (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to each Company, or any of their respective properties or assets; or (iii) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained, require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, modification, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien upon any of the respective properties or assets (including rights) of either Company, pursuant to any Contract to which such Company is a party (or by which any of their respective properties or assets (including rights) are bound) or any Permit held by either Company, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           The consummation by each Company of the transactions contemplated by this Agreement will not require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority or any other Person with respect to such Company or any of their respective properties or assets, other than (i) such filings as may be required in connection with the payment of any transfer and gain taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 4.4(b) of the Disclosure Schedules, (iii) compliance with applicable federal or state securities or “blue sky” Laws, (iv) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Purchaser or its Affiliates and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority or Person would not reasonably be expected to have a Material Adverse Effect.

4.5          Affiliate Contracts. Except as set forth in Section 4.5 of the Disclosure Schedules, neither Company is party to any Contract with any of such Company’s respective directors, officers or Affiliates that is material to such Company, except for Contracts (i) providing for employment and benefit arrangements, including employment agreements, incentive compensation and equity arrangements or (ii) entered into in the Ordinary Course on terms no less favorable to such Company than would be obtained in a comparable arm’s length transaction with a Person that is not a director, officer or Affiliate of such Company.

4.6           Title to Assets. The Companies have good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar Contract, all of its machinery, equipment and other material tangible assets (collectively, the “Assets”), in each case free and clear of any Lien other than Permitted Liens, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Companies taken as a whole. The Assets owned and leased by the Companies constitute all of the material tangible assets, together with the Companies’ non-tangible assets and rights, necessary to permit the operation of the business of the Companies as currently conducted. The Assets are in adequate operating condition and repair, normal wear and tear excepted, other than equipment under repair or out of service in the Ordinary Course.

4.7           Litigation and Compliance with Laws. Except as set forth in Section 4.7 of the Disclosure Schedules:

(a)            Neither Company is in conflict with, or in default, breach or violation of, (i) any Law applicable to such Company, or (ii) any Permit, in each case, except where failure to be compliant would be materially adverse to the Companies taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

(b)            As of the date of this Agreement, there is no Action pending or, to the Companies’ Knowledge, threatened against either Company, or any property or asset of either Company, at law or in equity by or before any Governmental Authority. Neither Company nor any material property or asset of either Company is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the Companies’ Knowledge, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would reasonably be expected to be materially adverse to the Companies takes as a whole. To the Companies’ Knowledge, no event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Order.

(c)            As of the date hereof, there is no Action to which each Company is a party pending or, to the Knowledge of the Companies, threatened seeking to prevent, hinder, modify, delay or challenge the Sale or any of the other transactions contemplated by this Agreement. To the Companies’ Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

4.8           Intellectual Property.

(a)            Set forth on Section 4.8(a) of the Disclosure Schedules is a complete and accurate list of all Company Intellectual Property that is (i) Registered Intellectual Property as of the date hereof and that has not otherwise lapsed, been abandoned, expired or been cancelled (“Company Registered Intellectual Property”) (including the jurisdictions where such Company Registered Intellectual Property is registered or where applications have been filed, all application and registration numbers, and all application filing and registration dates), or (ii) to the Companies’ Knowledge is material to the conduct of the businesses of the Companies. No loss or expiration of any Company Owned Intellectual Property is threatened, pending, or reasonably foreseeable.

(b)            Except as set forth on Section 4.8(b) of the Disclosure Schedules, each Company collectively owns, or has the right to use, pursuant to a written, enforceable license agreement, all Intellectual Property Rights that are reasonably necessary for or material to the conduct of the businesses of each Company. Immediately subsequent to the Closing, the Company Intellectual Property will be exclusively owned by one the Company and its Subsidiaries and all other Intellectual Property that is material to or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted or proposed to be conducted will be available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries used such Intellectual Property immediately prior to the Closing, without payment of additional fees.

(c)            Except as set forth on Section 4.8(c) of the Disclosure Schedules, each item of Company Registered Intellectual Property (other than pending applications for Company Registered Intellectual Property) is subsisting (or in the case of pending applications, applied for), and each item of Company Intellectual Property is valid and enforceable.

(d)            The Companies’ conduct of each of their respective businesses as currently conducted do not infringe, violate, or misappropriate the Intellectual Property Rights of any third party. No Action has been filed against either Company between January 1, 2015, and the date hereof that alleges either Company infringes or misappropriates the Intellectual Property Rights of any third party.

(e)            Except as set forth in Section 4.8(e) of the Disclosure Schedules, to the Companies’ Knowledge, no Person is misappropriating, infringing, diluting or violating any Company Intellectual Property. The Companies have not, since January 1, 2015, made any claim of any interference, infringement, misappropriation or other violation Company Intellectual Property, and to the Knowledge of the Companies, no grounds for any such claim exists.

(f)            Except as set forth on Section 4.8(f) of the Disclosure Schedule, the Companies have secured from each employee, contractor or other Person who is or was involved in the creation or development of any Company Intellectual Property, a written agreement containing: (A) a present, affirmative assignment of all Intellectual Property developed by such employee, contractor or other Person for or on behalf of, or during their employment by the Companies to a Company, including all such Intellectual Property; and (B) confidentiality provisions protecting the Trade Secrets and other confidential portions of the Company Intellectual Property. No employee, contractor or other Person has any claim, right (whether or not currently exercisable) or interest to or in any Company Intellectual Property. No funding, facilities or personnel of any governmental authority or any university, college, research institute or other educational institution (other than refundable tax credits) have been or are being used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property, and to the Knowledge of the Companies, no employee, contractor or other Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property performed services for any governmental authority, university, college, research institute or other educational institution during a period of time during which such employee, contractor or other Person was also performing services for the Companies.

(g)            Each Company has acted in a commercially reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets that are Company Intellectual Property, and has taken commercially reasonable steps to protect the Trade Secrets and other confidential information in its possession or control.

(h)            To the Companies’ Knowledge, the IT Systems of each Company are adequate, in all material respects, for the operation of the business of each Company as currently conducted and currently anticipated to be conducted. Except as set forth on Section 4.8(h) of the Disclosure Schedules, each Company has taken steps to provide for the back-up and recovery of material data and have disaster recovery plans and procedures.

4.9          Privacy and Data Protection. Except as set forth on Section 4.9 of the Disclosure Schedules, each Company has taken commercially reasonable security measures in accordance with normal industry practice to protect the IT Systems against intrusion. Except as set forth on Section 4.9 of the Disclosure Schedules, since January 1, 2017, (i) the IT Systems have not suffered a material failure, and (ii) there have not been any material security breaches relating to the IT Systems that have resulted in a third Person obtaining access to any material confidential information or proprietary information relating to the businesses of either Company or personal identifiable information of the customers of either Company. Each Company is in material compliance with any posted privacy policies and any Laws relating to personal data or other information.

4.10        Contracts.

(a)           Section 4.10(a) of the Disclosure Schedules sets forth a true and correct list, and the Companies have made available to Purchaser true and correct copies, in each case as of the date hereof, of each Contract and all amendments and modifications thereto to which each Company is a party or by which it is bound or to which any of their respective assets are subject that:

(i)             is a limited liability company agreement, limited partnership agreement or joint venture agreement or Organizational Document or similar Contract that is material to the business and operations of either Company;

(ii)            (A) pursuant to which either Company spent, in the aggregate, more than $100,000 with respect to any such agreement or Contract during the fiscal year ended December 31, 2019, (B) is reasonably expected to spend more than $100,000 by either Company in the current fiscal year or (C) with any of the Material Suppliers other than, in each case, any Benefit Plan or employment Contract;

(iii)           (A) that generated more than $100,000 in revenues for either Company in the fiscal year ended December 31, 2019, (B) is reasonably expected to generate more than $100,000 in revenues for either Company in the current fiscal year or (C) with any of the Material Customers other than, in each case, sale and purchase orders received by either Company from time to time in the Ordinary Course;

(iv)          contains covenants of either Company (w) purporting to limit, in any material respect, either the type of business in which either Company or any of their Affiliates may engage or the geographic area in which any of them may so engage, (x) obligating either Company to sell any product exclusively to a single party, or to obtain any product or service exclusively from a single party, or (y) imposing any minimum requirements, so–called “take or pay” penalties or other similar obligations or penalties upon either Company;

(v)           that relates to the creation, incurrence, assumption or guarantee of Indebtedness in excess of $100,000 (individually or in the aggregate), whether unsecured or secured (other than the long-term portion of deferred revenue and trade payables made by either Company in the Ordinary Course);

(vi)           contains a put, call or similar right pursuant to which either Company could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(vii)          related to any interest rate, derivatives or hedging transaction;

(viii)         provides for the employment or service of any employee of either Company with aggregate cash payments in any calendar year in excess of $100,000 or that is not terminable “at will” without any severance or similar liability upon termination of employment;

(ix)           any collective bargaining Contract or other Contract with any labor union, works council, trade or labor organization or employee association representing or purporting to represent any employee of either Company;

(x)            provides for any joint venture, partnership, joint employer, or similar arrangement by either Company;

(xi)           granting a “most favored nation” provision in favor of any customer or licensee of either Company;

(xii)          any Contract with any Governmental Authority;

(xiii)         concerns the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or properties by either Company (in a single transaction or a series of related transactions), or any merger or business combination with respect to the businesses of each Company;

(xiv)         pursuant to which either Company obtains or grants any licenses or other rights with respect to material Company Intellectual Property (each such Contract, a “Material Company Intellectual Property Contract”);

(xv)          pursuant to which either Company has agreed to provide any third party with access to Source Code for any Software owned or licensed by either Company, or otherwise grants a license to such Source Code, for the benefit of a third party;

(xvi)         that requires either Company to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person in excess of $100,000;

(xvii)        that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business or assets of either Company, taken as whole;

(xviii)       related to a lease or sublease interest in any Leased Real Property;

(xix)          that relates to material Intellectual Property Rights not owned by either Company and used by either Company, other than off-the-shelf software licenses or any non-exclusive licenses entered into in the Ordinary Course;

(xx)           providing for the settlement of any Action pending before any Governmental Authority in excess of $100,000 and entered into during the three (3) years prior to the date of this Agreement, or any other Action, against either Company, pursuant to which either Company has existing obligations; or

(xxi)          entered into between either Company, on one hand, and any current or past director, officer or employee on the other hand, providing for, among other things, indemnification, exculpation, and/or advancement of expenses for such past director, officer or employee which is in effect as of the date hereof (the “Indemnification Agreements”).

Each Contract of a type described in clause (a) of this Section 4.10 is referred to herein as a “Company Material Contract.”

(b)            Neither Company is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the Knowledge of the Companies, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by either Company, where such breach or default would, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole. To the Knowledge of the Companies, no other parties to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to be materially adverse to the Companies taken as a whole. As of the date of this Agreement, each Company Material Contract is a valid and binding agreement of such Company, and, to the Knowledge of the Companies, the other parties thereto and is in full force and effect, except, for such failures as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole, subject to the Bankruptcy and Equity Exception.

4.11         Financial Statements and Related Matters.

(a)            Section 4.11(a) of the Disclosure Schedules contains the Required Financial Statements. The Required Financial Statements accurately and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Companies at the dates and for the periods indicated therein, and except as set forth on Section 4.11(a) of the Disclosure Schedules, are consistent with the books and records of each Company. The Required Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis.

(b)            The Companies (i) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Companies and (ii) maintain a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances that (A) all transactions are executed in accordance with management’s general or specific authorization and (B) access to the property and assets of the Companies is permitted only in accordance with management’s general or specific authorization.

4.12         No Undisclosed Material Liabilities. Except for liabilities (a) disclosed, accrued or reserved against in the Required Financial Statements or disclosed in the notes thereto, (b) incurred in the Ordinary Course since the Balance Sheet Date that would not reasonably be expected, individually or in the aggregate, to be material to the Companies taken as a whole, or (c) set forth in Section 4.12 of the Disclosure Schedules, neither Company has any material liability of any kind.

4.13         Subsequent Events. Since December 31, 2019, except as otherwise set forth on Section 4.13 of the Disclosure Schedules:

(a)            The business of each Company has been conducted and carried on in the Ordinary Course;

(b)            There has been no Material Adverse Effect;

(c)            Neither Company has amended its Organizational Documents, except for non-material amendments made solely for administrative purposes;

(d)            Neither Company has (i) issued or authorized the issuance of or sale of any units, membership interest, shares of capital stock or other ownership interests, or any notes, bonds or other securities of either Company (including any option, warrant or other right to acquire the same), in any instance, convertible into, exchangeable for or exercisable for ownership interests of either Company or split, subdivide, combine or reclassify any ownership interests of the Companies, (ii) purchased, redeemed or otherwise acquired, or offered to purchase, redeem or otherwise acquire, any ownership interests of either Company or any other security convertible into, exchangeable for or exercisable for ownership interests of either Company, or (iii) declared, set aside, made or paid any dividends or made any other distributions (whether in cash, membership interests, property or otherwise) with respect to, or enter into any Contract relating to the declaration of any dividend or distribution with respect to, the ownership interests in such Company;

(e)            Neither Company has (i) sold, pledged, disposed of, transferred, leased, licensed or encumbered (except for Permitted Liens) any material personal property, equipment or assets (except as set forth in clause (ii) below) of either Company, except (A) in the Ordinary Course or (B) pursuant to existing Contracts set forth in Section 4.13(e) of the Disclosure Schedules, or (ii) sold, pledged, disposed of, transferred, leased, licensed or created or imposed any Liens on any material assets or property except for (A) the execution of covenants, restrictions and other similar instruments in the Ordinary Course that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use and operation of, the property or asset affected by the applicable instrument, or (B) the execution of licenses in the Ordinary Course;

(f)            Neither Company has reclassifies, combined, split, subdivided or amended the terms of, or redeemed, purchased or otherwise acquired, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(g)            Neither Company has merged or consolidated either Company with any Person or adopted a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of either Company;

(h)            Neither Company has acquired (including by merger, consolidation or acquisition of stock or assets) any equity or ownership interest in any Person or any assets, real property, personal property, equipment, business or other rights (whether by merger, stock purchase, asset purchase or otherwise), except for acquisitions of inventory, personal property, equipment and vehicles in the Ordinary Course, substantially consistent with past practice or in accordance with the capital improvement plans made available to Purchaser prior to the date hereof;

(i)             Neither Company has (i) incurred, assumed, refinanced or guaranteed any Indebtedness for borrowed money (except Indebtedness to either Company from Seller) or issued any debt securities, or assumed or guaranteed any Indebtedness for borrowed money of any Person, in any such case in excess of $100,000 in the aggregate except Indebtedness that is prepayable at any time without penalty or premium or (ii) prepaid, refinanced or amended any Indebtedness, except for mandatory payments under the terms of any other Indebtedness in accordance with its terms;

(j)             Neither Company has made any loans, advances or capital contributions to, or investments in, any other Person that would reasonably be expected to affect either Company following Closing;

(k)            Other than (x) in the Ordinary Course with past practice, (y) to the extent required by Law or the terms of any Benefit Plan as set forth in Section 4.13(k) of the Disclosure Schedules, or (z) as specifically contemplated by this Agreement: neither Company has (i) materially increased the level of compensation or benefits payable or to become payable to its directors, officers or employees; or (ii) entered into any severance agreement with any director or executive officer of either Company;

(l)             Neither Company, with the exception of any matters pertaining to those transactions resulting in the U.S. federal (and, to the extent applicable, state and local) income Tax entity classification of the Companies as disregarded entities, has made any tax election with respect to either Company, filed any material Tax Return materially inconsistent with past practice, made or changed any material Tax election inconsistent with past practice, settled or compromised any material Tax Contest or assessment by any Governmental Authority, adopted or changed any accounting method with respect to Taxes, entered into any closing agreement with a taxing authority or surrendered any right to claim a refund of a material amount of Taxes, in each instance, that would reasonably be expected to materially adversely impact Purchaser or either Company from a Tax perspective following the Closing;

(m)           Neither Company has made any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Authority of competent jurisdiction

(n)            Except (i) as set forth in Section 4.13(n) of the Disclosure Schedules, (ii) capital expenditures required by Law or any lender of either Company, or (iii) emergency capital expenditures in any amount that the applicable Company determined was necessary in its reasonable judgment to maintain its ability to operate its businesses in the Ordinary Course, neither Company has made any capital expenditures or entered into any Contract for any renovation, construction or capital expenditure;

(o)            Neither Company has granted or announced any increase in the salaries, bonuses or other benefits payable by either Company to any of the directors, officers, employees, consultants or independent contractors, other than as required by Law;

(p)            Neither Company has failed to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(q)            Neither Company has paid, discharged, settled or satisfied any suit, Action or claim, other than settlements of any suit, Action or claim, or threatened suit, Action or claim, that (i) required payments by the Companies (net of insurance proceeds) in an amount not to exceed $50,000 individually or $100,000 in the aggregate and (ii) does not require any other actions or imposed any other material restrictions on the business of the Companies;

(r)            Neither Company has issued, delivered, sold, granted, pledged or otherwise encumbered or subjected to any Lien any ownership interests, any other voting securities or any securities convertible into, exchangeable for, exercisable for, or any rights, warrants or options to acquire, any such ownership interests, voting securities or convertible securities, or any “phantom” units, “phantom” unit rights, or unit appreciation rights, including pursuant to contracts as in effect on the date hereof;

(s)            Neither Company has adopted a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of either Company;

(t)            Neither Company has delayed or postponed the payment of accounts payable or other liabilities beyond their due date or accelerated the collection of any accounts receivable except in the Ordinary Course;

(u)            Neither Company has (i) adopted, entered into, terminated or amended (A) any Benefit Plan, except as required by Law, (B) any other agreement, plan or policy involving either Company and one or more of their respective current or former employees or members of the board of directors that is not terminable at will, or (C) any retention or bonus agreement involving either Company and one or more of their respective current or former employees or members of the board of directors, (ii) taken any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan, or (iii) loaned or advanced any money or other property (other than reimbursement of reimbursable expenses or any advances of such expenses pursuant to the Companies’ credit cards or otherwise in the Ordinary Course) to any current or former member of the board of directors or officer of either Company;

(v)            Neither Company has failed to use commercially reasonable efforts to maintain current insurance coverages, or failed to enforce the rights of the Companies under any such existing coverage;

(w)           Neither Company has amended or modified in any respect or terminated any Material Contract other than in accordance with its terms;

(x)            Neither Company has entered into any collective bargaining agreement or announced, implemented or effected any reduction in labor force or lay-off;

(y)            Neither Company has sold, assigned, transferred or exclusively licensed any material Company Intellectual Property, or permitted the lapse of any right, title or interest to any material Company Intellectual Property, including any Registered Intellectual Property, or terminated, cancelled or amended any Material Company Intellectual Property Contract other than in the Ordinary Course;

(z)            Neither Company has amended, modified or terminated, or allow to lapse, any material Permit; and

(aa)          Neither Company has agreed to do any of foregoing.

4.14        Insurance. Section 4.14 of the Disclosure Schedules sets forth and briefly describes all policies of insurance and self-insurance arrangements which are currently maintained by or on behalf of each Company. Each such policy of insurance is in full force and effect in accordance with its terms, and true and complete copies of such policies have been made available to Purchaser. Each such policy is in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by Seller or the Companies, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Companies taken as a whole. Section 4.14 of the Disclosure Schedules sets forth any pending insurance claims under insurance policies maintained by or on behalf of each Company that have been denied insurance coverage. The insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Companies.

4.15         Licenses and Permits. Section 4.15 of the Disclosure Schedules sets forth a true and correct list of all licenses, franchises, permits, operating authorities, state operating licenses or registrations and other interstate, intrastate, national or international regulatory licenses and other Governmental Authority authorizations held by each Company (collectively, “Permits”). Except as set forth in Section 4.15 of the Disclosure Schedules, the Permits are valid and in effect and none of the Permits will be terminated as a result of this Agreement or the transactions contemplated hereunder. There has been no violation, cancellation, revocation or default of any Permit, except as would not reasonably be materially adverse to the Companies taken as a whole.

4.16         Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole:

(a)            Each Company is, and for the past five years, has been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any Environmental Permits required for their respective operations as presently conducted), and there are no administrative or judicial proceedings pending or threatened against either Company and neither Company has received any written notice, demand, letter or claim, in either case, alleging that either Company is in violation of, or subject to liability under any Environmental Law or otherwise relating to Hazardous Substances and, to the Knowledge of the Companies, no such notice, demand or claim has been threatened in writing.

(b)            Neither Company has received any written notice, demand or claim alleging liability on the part of either Company as a result of a Release of Hazardous Substances and, to the Knowledge of the Companies, neither Company has been responsible for the Release of Hazardous Substances at, on or under any of the Leased Real Property or any other location in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of either Company.

(c)            Neither Company has assumed or retained, by Contract or by operation of Law, any Liabilities arising under or relating to any Hazardous Substances, Environmental Law or any Environmental Permit issued thereunder.

4.17         Tax Matters.

(a)            Since February 13, 2012, each Company has timely filed (or caused to be timely filed, after given effect to any valid extensions) all income Tax Returns and all other material non-income Tax returns required to be filed by it with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns, to the extent they reflect the operations of the business and the ownership of the Company assets, are true, correct and complete in all material respects. Since February 13, 2012, neither Company have requested or filed or caused to be requested or filed any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(b)            Each Company has (i) timely paid (or caused to be paid) all Taxes required by it to be paid (whether or not shown or required to be shown due on any Tax Return) by the Companies with respect to the business of the Companies and the assets of the Companies; and (ii) made adequate provision on its books and records in accordance with GAAP for all unpaid Taxes not yet due and owing.

(c)            No Tax audits or other proceedings are in progress, pending, or threatened in writing with regard to any Taxes or Tax Returns of or with respect to the Company. Neither Company has received in the past five (5) years a written notice from any Governmental Authority that such Company is required to pay Taxes or file Tax Returns in a jurisdiction in which such Company does not file Tax Returns or pay Taxes. Neither Company has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(d)            Neither Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Authority with respect to Taxes or Tax Returns of such Company. No power of attorney granted by either Company with respect to any Taxes is currently in force. Neither Company has executed or filed with any Governmental Authority any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes due from or with respect to any of the Companies with respect to the business of the Companies or the assets of the Companies.

(e)            Each Company has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, equityholders, lenders, and other Persons, and (ii) all sales, use, ad valorem, and value added Taxes. Each Company have timely remitted all withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(f)            Since February 13, 2012, neither Company has been a member of an Affiliated Group. Neither Company are liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws), or otherwise. Neither Company is a party to any tax sharing agreements (other than an agreement entered into in the ordinary course of business and not primarily related to Taxes).

(g)            Neither Company is required to pay, reimburse, gross up, “make whole”, or otherwise indemnify any employee or contractor for any Taxes, including potential Taxes imposed under Code Section 409A or Code Section 4999.

(h)           Neither Company is required to include any item of income in, or exclude any item of deduction for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any advance payments, prepaid amounts or “deferred revenue”; (iv) a change in method of accounting with respect to a Pre-Closing Period (or an impermissible method used in a Pre-Closing Period); (v) an agreement entered into with any Government Authority (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Laws).

(i)            Except as set forth on Section 4.17(i) of the Disclosure Schedules, neither Company use the cash method of accounting for income Tax purposes and is not party to any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460.

(j)            There are no Liens for Taxes other than Permitted Liens upon any of the assets of either Company.

(k)            Neither Company has engaged in any transaction that could affect the Tax liability for any taxable year not closed by the applicable statute of limitations (i) which is a “reportable transaction” or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Code Sections 6662, 6662A, 6011, 6012, 6111, or 6707A or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the Internal Revenue Service (irrespective of the effective dates).

(l)            Neither Company has an office, fixed place of business, or “permanent establishment” (within the meaning of an applicable Tax treaty) in any country other than the United States.

(m)           Except as set forth in Section 4.17(m) of the Disclosure Schedules, each Company is (and has been for its entire existence) classified as disregarded as separate from its single owner for all income Tax purposes and no election has been made (or is pending) to change such treatment.

4.18         Labor and Employee Benefits.

(a)            No employee of either Company is represented by any union or covered by any collective bargaining agreement. No labor organization or union has made a pending written demand to either Company for recognition or certification, and there are no written representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Companies, threatened in writing to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There have never been any labor strikes, disputes, slow-downs, or work stoppages involving or affecting the business of the Companies.

(b)            Each Company is and has been in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, safety and health. Except as set forth on Section 4.18(b) of the Disclosure Schedules, there are no written complaints, charges or claims against either Company filed or, to the Knowledge of the Companies, threatened to be brought or filed, with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by either Company. Except for amounts that have accrued but are not yet due to independent contractors, consultants, and other contingent workers of the Companies performing work or providing services to the Companies as of the date hereof, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of all employees (including, without limitation, leased or temporary employees), independent contractors, consultants, and other contingent workers of the Companies for services performed on or prior to the date hereof have been paid in full. Each Company is and at all times has been in compliance in all material respects with all Laws concerning the classification of employees and independent contractors and the classification of employees as exempt or non-exempt from applicable overtime Laws and has properly classified all such Persons for purposes of participation in the Benefit Plans, payment of compensation, and other applicable Laws.

(c)            Section 4.18(c)(i) of the Disclosure Schedules sets forth a list of employees (including, without limitation, leased or temporary employees) of each Company as of the date hereof, which list will include for each Person: name, work location, position, date of hire, base salary or hourly wage rate (as applicable) and designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act, leave status and return to work date (if applicable). Section 4.18(c)(ii) of the Disclosure Schedules sets forth a list of all independent contractors and consultants (not including leased or temporary employees engaged through an entity and disclosed in Section 4.18(c)(i) of the Disclosure Schedule) engaged by either Company, which list will include for each Person: name of individual or entity, work location, date the engagement or Contract began, duration of engagement or Contract, compensation, description of services provided, and any notice requirements to terminate.

(d)            With respect to each Benefit Plan, the Companies have made available to Purchaser a true and correct copy of: (i) each such Benefit Plan and all amendments thereto; (ii) each trust, insurance or material administrative services agreement relating to each such Benefit Plan; (iii) the most recent summary plan description of each such Benefit Plan and any material modifications thereto, if applicable; and (iv) the most recent determination, advisory or opinion letter, if applicable, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code. Section 4.18(d) of the Disclosure Schedules lists each such Benefit Plan. As of the date hereof, the Company does not have any commitment to (i) establish or enter into any new Benefit Plan, or (ii) to modify or amend any Benefit Plan or the terms and conditions of any Benefit Plan.

(e)            (i) Each Benefit Plan has been administered, operated and maintained in compliance with its terms and in all material respects in compliance with all applicable Laws, including ERISA and the Code and (ii) there are no Actions, investigations, or audits (except for routine claims for benefits) filed, or to the Knowledge of the Companies, threatened with respect to any Benefit Plan. No Benefit Plan is self-funded or self-insured. All payments, distributions, reimbursements or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Law) with respect to all Benefit Plans have been paid, made or accrued.

(f)            Neither the Company nor any ERISA Affiliate has ever maintained, sponsored, contributed to, or has any obligation to contribute to, (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iv) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor any ERISA Affiliate is under any obligation to provide, nor does any Benefit Plan provide or has ever provided, health care or other welfare benefits with respect to any Person after termination of such Person’s employment with, or service to, the Company or its ERISA Affiliates (other than as required by Part 6 of Subtitle B of Title I of ERISA or other applicable state Laws). Neither the Company nor its Subsidiaries has any Liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person. The Company is not, and has never been, subject to the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended.

(g)            Except as set forth in Section 4.18(g) of the Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will (i) cause any payment (including severance, change of control, retention, golden parachute, bonus or otherwise) to become due to any Person, (ii) result in any forgiveness of Indebtedness, (iii)  increase any benefits otherwise payable by the Company, (iv) result in the acceleration of the time of payment or vesting of any benefits, (v) limit the right of the Company or any of its affiliates to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust, or (vi) result in “parachute payments” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(h)            There are no (i) employment Contracts or agreements for a specified duration, or (ii) agreements providing for retention (in connection with the transactions contemplated hereby), severance or other benefits in the event of termination of any employee of each Company.

(i)            Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been drafted, operated and maintained in form and operation in material compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Benefit Plan is, or to the Knowledge of the Companies will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j)            Except as set forth in Section 4.18(j) of the Disclosure Schedules, neither Company is party to any Contract with any current or former employee, contractor or Representative which provides for a payment to such Person upon the consummation of the transactions contemplated by this Agreement, including but not limited to the Sale.

4.19        Real Property.

(a)            Neither Company owns any real property.

(b)            Section 4.19(b) of the Disclosure Schedules lists the common street address for all real property (the “Leased Real Property”) in which each Company holds a lease interest as of the date hereof, and lists the Contract pursuant to which such lease exists (including each amendment or guaranty related thereto). Except for Permitted Liens and except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole, the Companies collectively holds a valid leasehold interest in all such Leased Real Property. True and complete copies of the Contracts underlying such leases have been made available to Purchaser.

(c)            Except as provided in Section 4.19(c) of the Disclosure Schedules, or as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies taken as a whole, to the Knowledge of the Companies, as of the date hereof, neither Company has received any notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Leased Real Property.

4.20        Suppliers; Customers.

(a)            Suppliers. Section 4.20(a) of the Disclosure Schedules sets forth the ten (10) largest suppliers of each Company (based on dollar amounts of products and services supplied to each Company) (the “Material Suppliers”), in each case, (i) for the twelve months ended December 31, 2019, and (ii) for the nine months ended September 30, 2020, and the amounts for which such Material Suppliers invoiced each Company during such periods. Except as set forth in Section 4.20(a) of the Disclosure Schedules, between the Balance Sheet Date and the date hereof: (w) all Material Suppliers continue to be suppliers of each Company; (x) neither Company has received any written notice, nor does either Company otherwise have Knowledge, that any Material Supplier will reduce materially its business with either Company from the levels achieved during the twelve months ended December 31, 2019; (y) no Material Supplier has terminated its relationship with either Company or, to the Companies’ Knowledge, threatened to do so; and (z) neither Company is involved in any material claim, dispute or controversy with any Material Supplier.

(b)            Customers. Section 4.20(b) of the Disclosure Schedules sets forth the ten (10) largest customers of each Company (based on dollar amounts of the Company Products purchased from each Company) (the “Material Customers”), in each case, for (i) the twelve months ended December 31, 2019, and (ii) the nine months ended September 30, 2020, and the amounts for which each Company invoiced such Material Customers during such periods. Except as set forth in Section 4.20(b) of the Disclosure Schedules, between the Balance Sheet Date and the date hereof: (w) all Material Customers continue to be customers of either Company; (x) neither Company has received any written notice, nor does either Company otherwise have Knowledge, that any Material Customer will reduce materially or has threatened to reduce its business with either Company from the levels achieved during the twelve months ended December 31, 2019; (y) no Material Customer has terminated its relationship with either Company or, to the Companies’ Knowledge, threatened to do so; and (z) neither Company is involved in any material claim, dispute, disagreement or controversy with any Material Customer. For the avoidance of doubt, nothing in this Section 4.20(b) shall have the effect of guaranteeing projections, revenue or other performance with respect to a Material Customer or otherwise following the date hereof.

4.21        Accounts Payable, Accounts Receivable.

(a)            All accounts receivable and other receivables constitute valid claims in favor of the Companies arising from bona fide arm’s length transactions of the Companies, arising in the Ordinary Course, and there are no claims, defenses, counterclaims, refusals to pay or other rights of set off against any thereof other than such as have arisen or will arise in the Ordinary Course and for which reserves have been established to the extent required by GAAP. The reserves, allowances and discounts with respect to such accounts receivable are adequate and consistent in extent with reserves, allowances and discounts previously maintained by the Companies in the Ordinary Course. No Person has any Lien on any such accounts receivable or any part thereof, and no material agreement, for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such accounts receivable.

(b)            To the Companies’ Knowledge, except as set forth in Section 4.21(b) of the Disclosure Schedules, there is no contest, claim, defense, or right of setoff (i) with any obligor of any of the accounts receivable; or (ii) as to the amount or validity of such accounts receivable.

(c)            Since the January 1, 2019, neither Company has (i) collected its accounts receivable other than in the Ordinary Course; (ii) accelerated or otherwise altered its collection practices; or (iii) written off or written down any of its accounts receivable.

(d)            Each Company has paid its accounts payable in the Ordinary Course, has not delayed payments on any such accounts payable and has not altered the payment terms thereunder.

4.22        Food Safety. Except (i) as set forth on Section 4.22 of the Disclosure Schedules or (ii) as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Companies taken as a whole:

(a)            Since January 1, 2017, to the Knowledge of the Companies, each Food Product has complied with all applicable manufacturing and product labeling requirements under Food Laws, and all other regulatory requirements, quality control and similar standards, whether contractual, statutory, regulatory or imposed by each Company’s policies, customers or third-party bodies.

(b)            To the Knowledge of the Companies, all Food Products: (i) have been properly formulated, manufactured, processed, handled, stored, tested, transported, and distributed, packaged, and labeled in material compliance with all applicable requirements under the FDCA and other Laws and are fit for human consumption, (ii) are of good and merchantable quality and condition, (iii) comply with the U.S. Federal Food, Drug and Cosmetic Act of 1938, as amended (“FDCA”), and the rules and regulations promulgated thereunder, state unfair competition and deceptive trade practices statutes, Food Allergen Labeling and Consumer Protection Act of 2004, the Organic Foods Production Act (“OFPA”), all comparable state and international Laws and each of their applicable implementing regulations, including, but not limited to, all state unfair competition and deceptive trade practices statutes, any applicable rules, regulations or standards of the United States Department of Agriculture (“USDA”) or Federal Trade Commission (“FTC”) and all other applicable Laws governing the purity, labeling, manufacturing, marketing and/or advertising of food sold for human consumption in all material respects as in effect as of the date hereof, (collectively, together with the FDCA, “Food Laws”), (iv) are neither adulterated or misbranded in any material respect nor, at any time after January 1, 2017, have been adulterated or misbranded in any material respect within the meaning of the FDCA or other Food Laws; nor are they now, or at any time after January 1, 2017 have they been, products that may not, under Section 404, 505 or 512 of the FDCA, be introduced into United States commerce, or introduced into commerce under the applicable Laws of international jurisdictions where such products are distributed or sold, and (v) have, since January 1, 2017, consisted only of FDA-approved food and color additives, prior sanctioned substances and “generally recognized as safe” ingredients, met all applicable FDA, USDA and state requirements, and satisfied the applicable food grade specifications of the Food Chemicals Codex. All “generally recognized as safe” ingredients have either been self-affirmed or have been notified to, or affirmed or listed by the FDA as “generally recognized as safe” for their intended use in the products, or are listed by the Flavor and Extract Manufacturers Association (FEMA) as being generally recognized as safe for their intended use in the products.

(c)            To the Knowledge of the Companies, all manufacturing and warehousing operations relating to the Products conducted by or for the benefit of each Company has been and are being conducted in material compliance with applicable FDA and USDA current Good Manufacturing Practices and hazard analysis critical control point regulations, principles and standards for food products, registration, permit, and licensing requirements pertaining to such food manufacturing operations, and any other comparable and applicable Laws and/or Food Laws (except to the extent that the failure to so comply would not reasonably be expected to be materially adverse to the Companies taken as a whole).

(d)            Since January 1, 2017, to the Knowledge of the Companies, (i) no Food Product has been the subject of any voluntary withdrawal, mandatory or voluntary recall, suspension, import detention, seizure, public notification, or notification to any Governmental Authority, or any similar action; and (ii) no customer or subsequent purchaser of any Food Product has asserted a claim with respect to any nonconformity of any such Food Product with applicable specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by each Company’s policies or third-party certifying body.

(e)            Since January 1, 2017, neither Company has received notice (whether verbally or in writing) of, or been subject to, any finding of deficiency or noncompliance, warning letter, untitled letter, adverse inspectional finding, FDA Form 483, investigation, inquiry, material penalty, fine or sanction, request for corrective or remedial action, consent decree, criminal action issued, initiated, or threatened in writing by the FDA, USDA, FTC, NAD, or any comparable state Governmental Authority, or other compliance or enforcement action, with respect to any of (i) the Food Products or (ii) to the Knowledge of the Companies, the facilities at which the Food Products are manufactured, packaged, or initially distributed.

(f)            To the extent either Company is subject to the Food Safety Modernization Act, such Company currently complies in all material respects with such requirements.  To the extent that the transportation of any Food Products is subject to FDA’s Sanitary Transportation of Human and Animal Food regulations, or similar foreign Laws, such transportation is currently being performed and has been performed in compliance with such requirements in all material respects.

(g)            To the Knowledge of the Companies, all promotional and advertising materials used or produced by each Company, as well as all marketing activities, currently or since January 1, 2017 comply, in all material respects, with all applicable Laws (including Food Laws).

(h)            Except as set forth in Section 4.22(h) of the Disclosure Schedules, neither Company has material liability arising out of any injury to individuals or property as a result of the consumption or use of any Food Product.

4.23        Anti-Money Laundering and OFAC.

(a)            Neither Company (a) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti-Money Laundering Laws; (b) has been assessed as liable for civil or criminal penalties under any Anti-Money Laundering Laws (as defined herein); or (c) has had any of its funds seized or forfeited in any Action under any Anti-Money Laundering Laws. For purposes of this Agreement, “Anti-Money Laundering Laws” shall mean all Laws, regulations and sanctions, state and federal, criminal and civil, that (i) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (ii) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (iii) require identification and documentation of the parties with whom a financial institution conducts business; or (iv) are designed to disrupt the flow of funds to terrorist organizations. Such laws, regulations and sanctions shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. Section 5311 et. seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et. seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et. seq., and the sanction regulations promulgated pursuant thereto by the OFAC, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

(b)            Neither Company constitutes a Person with whom a United States citizen, entity organized under the laws of the United States or its territories or entity having its principal place of business within the United States or any of its territories (collectively, a “U.S. Person”), is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States Laws and lists published by the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) (including those executive orders and lists published by OFAC with respect to Persons that have been designated by executive order or by the sanction regulations of OFAC as Person with whom U.S. Persons may not transact business or must limit their interactions to types approved by OFAC or otherwise).

4.24        Inventory; Returns.

(a)            Except as would not be material to the Companies, taken as a whole, except as set forth in Section 4.24 of the Disclosure Schedules, the inventories of the Companies, including all raw materials, work in process, parts, supplies and finished goods merchandise of the Companies (the “Inventory”) (i) have been, at the time of preparation, production, sale or distribution, (x) of good and merchantable material, of a quality and quantity usable or saleable in the Ordinary Course, and (y) are fit for their intended purpose and are not, in any material respect, adulterated, misbranded, mispackaged or mislabeled within the meaning of, or in violation of, any applicable Laws, and (ii) are carried on the books and records of the Companies in accordance with GAAP. Items of the Inventory which are not of a quality usable and saleable in the Ordinary Course have been written down to net realizable value in accordance with GAAP.

(b)            The Companies do not have any Contract or understanding with any customer that involves any “guaranteed sales” (or other similar program) of products of the Companies by that customer to third parties that could result in uncontested returns of such products from such customer or otherwise obligate the Companies to accept returned products of the Companies, and none of the Companies’ customers has asserted any claim against the Companies for guaranteed or uncontested returns during the past two (2) years with respect to any product or item manufactured, distributed or sold by or on behalf of the Companies.

4.25         Product Warranties; Recalls.

(a)            Except as set forth on Section 4.25(a) of the Disclosure Schedules, no claims of a customer, distributor, Governmental Authority or other Person based upon any alleged defects, nonconformance, impurity, contamination, misbranding, adulteration or unsuitability of any of the products of the Companies are presently pending or, to the Knowledge of the Companies, threatened. Except as set forth in Section 4.25(a) of the Disclosure Schedule, neither Company has given or made any express warranties to third parties with respect to any products or items manufactured, distributed or sold by or on behalf of the Companies, except for warranties arising by operation of Law.

(b)            Except as set forth on Section 4.25(b) of the Disclosure Schedules, (i) there have been no recalls of any Company Products, whether ordered by a Governmental Authority or undertaken voluntarily by the Companies, (ii) there have been no voluntary withdrawals, post-sale warnings or similar actions conducted with respect to any Company Products, and (iii) to the Knowledge of the Companies, none of the Company Products have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law. Other than as set forth on Section 4.25(b) of the Disclosure Schedules, the Companies have not made, nor, to the Knowledge of the Companies, has any other party made, any investigation of, or decision concerning whether or not to undertake any of the foregoing nor, to the Knowledge of the Companies, is there a basis for any such recall.

4.26           Trade Programs. To the Company’s Knowledge, Section 4.26 of the Disclosure Schedules contains a description of all of the Company’s material existing programs, practices, or arrangements that relate to trade discounts, trade promotions, allowances, marketing, promotional sales, demo and sampling commitments, slotting arrangements, coupons, reward programs, gift certificates, or gift cards related to the Companies’ business as conducted from January 1, 2020 through the date of this Agreement.

4.27           Bank Accounts. Section 4.27 of the Disclosure Schedules sets forth a correct and complete list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which each Company has an account, safe deposit or lock box and the names and identification of all Persons authorized to draw on it or to have access to it.

4.28        Brokers. Except as set forth in Section 4.28 of the Disclosure Schedules (all of which shall be paid by the Companies or an Affiliate thereof without liability to Purchaser), neither Company has any liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.29        Paycheck Protection Program.

(a)            After careful review and consideration of the requirements of the relevant rules, interim rules, U.S. Small Business Administration (“SBA”) procedural notices and FAQs, Company One submitted an application for a loan under the Paycheck Protection Program (the “PPP Loan”) promulgated under Section 1102 of the CARES Act. Company One received loan proceeds in the amount of $164,911 (including all accrued and to-be-accrued interest during the term of the PPP Loan the “PPP Loan Amount”) from an SBA payroll protection loan pursuant to the PPP Loan Documents. In the good faith determination of Company One, the then-current economic uncertainty, Company One’s business circumstances, and Company One’s inability to access other sources of liquidity sufficient to support its ongoing operations in a manner that would not be significantly detrimental to its business, made the PPP Loan necessary to support the ongoing operations of Company One and the payroll of Company One as of the date it was obtained and as of May 18, 2020, when the safe harbor for returning the PPP Loan expired under applicable guidance. Without limiting the foregoing, after careful review and consideration of the requirements of the relevant rules, interim rules, SBA procedural notices and FAQs, (a) Company One determined that it was eligible for the PPP Loan at the time of application, acceptance of the PPP Loan and during the spending of the PPP Loan, (b) there were no affiliations which would disqualify Company One from applying for and receiving the PPP Loan, and (c) to the Knowledge of the Companies, Company One remains in full compliance with the terms and conditions of the PPP Loan. In connection with the application for the PPP Loan, the information submitted in the application for the PPP Loan was true and complete and Company One has not made any untrue representations or failed to disclose any matter that would be required to be disclosed in connection therewith.

(b)            Except as set forth on Section 4.29(b) of the Disclosure Schedules, neither Company has elected to defer any Taxes payable by each Company pursuant to Section 2302 of the CARES Act. All Taxes payable by each Company which have been so deferred have been properly accrued for and are reflected on the Required Financial Statements.

(c)            Company One’s application for the PPP Loan, including all representations and certifications therein, was true, correct and complete in all material respects. The Companies have used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and has complied in all material respects with all requirements of the CARES Act and the Payroll Protection Program described in the CARES Act in connection therewith. Section 4.29(c) of the Disclosure Schedules sets forth (i) the original amount of the PPP Loan received by Company One, (ii) the proceeds of the PPP Loan used by Company One, including a description of the use of such proceeds, amounts and dates of use, (iii) the outstanding amount of the PPP Loan, and (iv) the portion (if any) of the PPP Loan that has been forgiven.

4.30            Acknowledgement of No Other Representations or Warranties. Each Company acknowledges and agrees that, (i) except for the representations and warranties contained in Article V, neither Purchaser nor any of its Affiliates or Representatives makes or has made, nor is either Company relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning Purchaser or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (ii) each Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Purchaser or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to either Company by any Representative of Purchaser) except for the representations and warranties expressly set forth in Article V. Subject to all of the foregoing provisions of this Section, each of the Seller, the Companies, and Purchaser retains all of its rights and remedies with respect to claims based on Fraud.

Article V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to each Company and Seller as of the date hereof and as of the Closing as follows:

5.1           Organization. Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Purchaser has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Sale.

5.2           Authority. Purchaser (a) has the respective right and power to enter into, and perform its obligations under, this Agreement and each other agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Sale and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by each other parties hereto, is binding upon, and legally enforceable against, Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3           No Violations and Consents.

(a)            None of the execution, delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the charter, bylaws or any equivalent organizational or governing documents of Purchaser; (ii) assuming that all consents, approvals and authorizations described in Section 5.3(b) have been obtained and all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Purchaser or any of its properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien upon any of the properties or assets of Purchaser pursuant to, any Contract to which Purchaser is a party (or by which any of its properties or assets is bound) or any Permit held by it except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Sale.

(b)            None of the execution, delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) such filings as may be required in connection with the payment of any transfer and gain Taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 5.3(b) of the Disclosure Schedules and (iii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Sale.

5.4           Litigation. As of the date hereof, there is no Action to which Purchaser or any of its Subsidiaries is a party pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, neither Purchaser nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

5.5           Sufficient Funds. Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement. Purchaser is Solvent on the date hereof, and will not be rendered insolvent by performance of its obligations under this Agreement and the transactions contemplated hereby.

5.6           Investment Intention. Purchaser is acquiring the Membership Interests for its own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any applicable state or foreign securities Laws. Purchaser understands that the Membership Interests have not been registered under the Securities Act, or any applicable state or foreign securities Law, and cannot be sold unless subsequently registered under the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

5.7           Brokers. Purchaser has not entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement for which either Company, Seller or their Affiliates would be responsible.

5.8          Acknowledgement of No Other Representations or Warranties.

(a)            Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III and Article IV, (i) neither Seller, the Companies, nor any of their respective Affiliates or Representatives makes or has made, nor is Purchaser relying on, and Purchaser expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Seller, the Companies, or any of their respective Affiliates; (y) any of Seller’s, the Companies’, or any of their Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the transactions contemplated by this Agreement, and (ii) Seller, the Companies, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Seller, the Companies, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any Representative of Seller, the Companies or any of their respective Affiliates).

(b)            Without limiting the generality of clause (a) above, Purchaser acknowledges and agrees that (i) in connection with its investigation of the Companies, Purchaser has received from or on behalf of Seller and the Companies certain projections, including projected statements of operating revenues and income from operations of the Companies and certain business plan information of the Companies, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, and that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iii) neither Seller nor the Companies nor any of their Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Purchaser has not relied thereon, and (iv) Purchaser will have no claim against Seller, the Companies or any other Person with respect thereto.

(c)            Notwithstanding the foregoing, each of the Seller, the Companies, and Purchaser retains all of its rights and remedies with respect to claims based on Fraud.

Article VI
COVENANTS

6.1          Further Assurances. From and after the Closing, the parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement and each such other agreement delivered in connection herewith.

6.2          Directors & Officers Indemnification.

(a)            Contemporaneously with the Closing, Seller shall cause the Companies to purchase, as a Specified Expense, a “tail” policy of directors’ and officers’ liability insurance coverage, providing coverage for a period of six (6) years following the Closing Date, with respect to any Person who is on the date hereof an officer or director of either Company in connection with such Person’s service as a director or officer of either Company at any time prior to the Closing. For a period of six (6) years after the Closing, Purchaser will not, and will not permit either Company to, take any action to amend (in a manner adverse to the beneficiary thereof) or terminate such policy and shall take all commercially reasonable steps, not to include the payment of additional premium or other costs, to cause the Companies to maintain in effect such policy and shall not, and shall cause each of the Companies and its Affiliates to not, amend, repeal or otherwise modify the indemnification or exculpation provisions of any of the Companies’ Organizational Documents or any other Indemnification Agreement, as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at or before the Closing were directors, officers or employees of either Company.

(b)            If any of Purchaser or either Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or either Company, as applicable, assume the obligations set forth in this Section 6.2.

(c)            The provisions of this Section 6.2 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

6.3          Employee Benefit Matters.

(a)            All provisions contained in this Agreement with respect to Benefit Plans or employee compensation are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person (including Affected Employees, participants or beneficiaries in any Benefit Plan, retirees, or dependents or beneficiaries of employees or retirees).

(b)            Purchaser shall take commercially reasonable efforts to ensure that each employee of either Company employed from and after the Closing (each, an “Affected Employee”) receive credit (for purposes of eligibility to participate and vesting, but not benefit accrual and excluding defined benefit pension, equity and retiree benefits) for service with the Companies prior to the Closing Date (to the same extent such service credit was granted under the Benefit Plans) under the comparable employee benefit plans, programs and policies of Purchaser, the Companies and any of their Subsidiaries in which such employees became participants, as if such service had been performed with Purchaser, except to the extent that such service crediting would result in duplication of benefits for the same period of service.

(c)            Nothing contained in this Section 6.3, express or implied (i) shall be construed to establish, amend, or modify, or limit the ability of Purchaser, the Companies or any of their Affiliates to amend modify or terminate, any benefit or compensation plan, program, agreement, contract or arrangement at any time assumed, established, sponsored or maintained by any of them, subject to the terms thereof, or (ii) shall limit the ability of Purchaser, the Companies or their Affiliates from terminating the employment of any employee (including any Affected Employee) at any time and for any or no reason subject to the terms of any existing Contracts.

6.4          Intercompany Accounts. Except as set forth in Section 6.4 of the Disclosure Schedules, Seller shall cause all Intercompany Accounts relating to the business of the Companies to be settled or terminated prior to Closing.

6.5          Tax Matters.

(a)            FIRPTA Certificate. Prior to the Closing, Seller shall deliver to Purchaser a properly executed statement prepared in accordance with the requirements of Treasury Regulations Sections 1.1445-2(b)(2).

(b)            Transfer Taxes. Purchaser shall, and with Seller’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all Tax returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which, in each case, become payable in connection with any transaction contemplated by this Agreement, the ancillary agreements and the other transactions contemplated hereby and thereby (together, with any related interests, penalties or additions to Tax, the “Transfer Taxes”). Subject to the limitation set forth in Section 8.1, Transfer Taxes shall be borne one-half by Purchaser and one-half by Seller.

(c)            Straddle Periods. For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income, receipts, sales, use, or payroll, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (1) the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and (2) the denominator of which is the number of calendar days in the entire Straddle Period and (B) in the case of any Tax based upon or related to income, receipts, sales, or payroll, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the close of the Closing Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended at the Closing Date.

(d)            Tax Returns. Seller shall prepare or cause to be prepared, and file or cause to be filed, all income Tax Returns that include the results of the operations of the Companies for any taxable period, or portion thereof, ending on or prior to the Closing (the “Seller Company Tax Returns”). Such Seller Company Tax Returns shall, except as otherwise required by applicable Laws, be prepared in a manner consistent with the reasonable past practices of the Companies. Purchaser shall furnish to Seller as soon as reasonably practicable after the Closing Date, and in any event within one-hundred twenty (120) days after the Closing Date, all information concerning each Company required for the preparation of U.S. federal, state, local or foreign income Tax Returns of Seller, with respect to any taxable periods (or portions thereof) through the Closing Date. Purchaser shall prepare and file all Tax Returns of the Companies that are not Seller Company Tax Returns that are due after the Closing Date. Such Tax Returns shall, except as otherwise required by applicable Laws, be prepared in a manner consistent with the reasonable past practices of the Companies. With duplication of any right of recovery herein (including to the extent already taken into account in computing the Purchase Price, such as inclusion in Working Capital or Indebtedness), Seller shall pay to the relevant Company the amount of any Taxes attributable to the Pre-Closing Period portion of any Tax Return for a Straddle Period, as determined in accordance with Section 6.5(c), at least five (5) days prior to the due date of such Tax Return. During the period in which Purchaser may make a claim for indemnification under Section 7.2, Purchaser shall not (i) cause or permit the Companies to amend or modify any Tax Return of the Companies relating to any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date or (ii) enter into or permit the Companies to enter into discussions regarding any voluntary disclosure involving Taxes for any Pre-Closing Period, the portion of any Straddle Period ending on the Closing Date or any other Taxable period of the Companies ending prior to the Closing Date, in each case without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)            Contest Provisions. Seller shall have the right to control the conduct and resolution of any audit or other proceeding in respect of any Taxes or Tax Returns of either Company (a “Tax Contest”), related to any Pre-Closing Period (other than the portion included in a Straddle Period, provided that Seller shall in good faith allow Purchaser to make comments to Seller regarding the conduct of or positions taken in such Tax Contest and shall not settle any such Tax Contest without the prior written consent of Purchaser, which consent will not be unreasonably withheld, conditioned or delayed. Purchaser shall control all other Tax Contests of the Companies, provided that Purchaser shall in good faith allow Seller to make comments to Purchaser regarding the conduct of or positions taken in such Tax Contest and shall not settle any such Tax Contest without the prior written consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed. In the event of a conflict between this Section 6.5(e) and Section 7.5, this Section 6.5(e) shall control.

(f)            Cooperation.

(i)            From and after the Closing, Seller, on the one hand, and Purchaser, the Companies and each of their Affiliates, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any Tax Contest audit, litigation or other proceeding with respect to Taxes attributable to each Company for periods (or portions thereof) through the Closing Date. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, Tax Contest audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii)            The Purchaser shall (A) retain all books and records with respect to Tax matters pertinent to each Company and their respective businesses relating to any periods (or portions of any Straddle Period) ending on or before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) applicable to such taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, (B) provide Seller with reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Seller so requests, the Purchaser will allow Seller to take possession of such books and records, and (C) provide Seller with reasonable access to such books and records required for the preparation of U.S. federal, state, local or foreign income Tax Returns of Seller.

(g)            Neither Purchaser nor any affiliate shall cause to be made any extraordinary transaction or event on or after the Closing Date (other than the transactions contemplated by this Agreement) that would reasonably be expected to result in any increased Tax liability for which Seller would be required to bear as an adjustment to the Purchase Price or otherwise provide indemnification or reimbursement pursuant to this Agreement.

6.6           Confidentiality. Seller acknowledges that it possesses Restricted Information related to the Companies, and, following the Closing, Seller shall, and shall cause its Affiliates and Representatives to, hold all such Restricted Information strictly confidential and shall not disclose such information to any third party or use any Restricted Information for any purpose; provided that the foregoing shall not apply to (i) disclosures required by Law or order of any Governmental Authority (so long as, to the extent permitted by Law, the Purchaser is given reasonable prior written notice and an opportunity to intervene prior to such disclosure), (ii) information that is or becomes publicly available (through no fault of Seller or any of its Affiliates or Representatives), or (iii) use of Restricted Information by Seller or any of its Representatives to enforce the rights of such Person under this Agreement. The parties hereto acknowledge and agree that Purchaser shall be entitled to specific performance of this Section 6.6.

6.7           Release.

(a)            Effective upon the Closing, Seller hereby irrevocably and unconditionally releases and forever discharges the Companies and Purchaser and each of their respective past, present, and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Company Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts and Liabilities of any kind or nature whatsoever (“Company Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, that Seller now has, or at any time previously had, as an equityholder, officer, director, contractor, consultant or employee of either Company or Purchaser or any of their Subsidiaries or otherwise against any Company Released Party, in each case, arising by virtue of or in connection with any matter related to any actions or inactions with respect to either Company or Purchaser or any of their Subsidiaries or any of their respective affairs, in any such instance, occurring at any time on or before or in connection with the Closing, including but not limited to with respect to any Company Released Claims relating to or arising out of Seller’s ownership of Membership Interests; provided, that Company Released Claims shall not include (i) any rights enforceable pursuant to this Agreement, (ii) any rights under any directors’ and officers’ liability insurance policies, (iii) in connection with a claim for Fraud, or (iv) pursuant to any Indemnification Agreement.

(b)            Effective upon the Closing, the Companies and Purchaser each hereby irrevocably and unconditionally releases and forever discharges Seller and each of Seller’s past, present and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Seller Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts and Liabilities of any kind or nature whatsoever (“Seller Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, that either Company or Purchaser now has, or at any time previously had, against any Seller Released Party or any of their Subsidiaries, in each case, arising by virtue of or in connection with any matter related to any actions or inactions with respect to Seller or any of its Subsidiaries or any of their respective affairs, in any such instance, occurring at any time on or before or in connection with the Closing, including but not limited to with respect to any Seller Released Claims relating to or arising out of Seller’s ownership of Membership Interests; provided, that Seller Released Claims shall not include (i) any rights enforceable pursuant to this Agreement, (ii) any rights under any directors’ and officers’ liability insurance policies, (iii) in connection with a claim for Fraud, or (iv) pursuant to any Indemnification Agreement.

6.8           Restrictive Covenants.

(a)            In consideration of the payment by Purchaser of the Purchase Price, Seller acknowledges that, in the course of Seller’s ownership of Membership Interests, Seller has become familiar with the Companies’ trade secrets and with other confidential information concerning the business of the Companies. Seller further acknowledges that Purchaser is purchasing the Membership Interests to enable Purchaser to continue the business of the Companies as a going concern and that to accord the Purchaser the full value of the Membership Interests it is acquiring, including without limitation the confidential information, trade secrets, customer contacts, referral sources, reputation, and goodwill of the Companies, and as a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, it is necessary that Seller agrees to the restrictions set out in this Section 6.8.

(b)            Prior to the fifth (5th) anniversary of the Closing Date, without the written consent of Purchaser, Seller shall not, directly or indirectly through another Person (including as an owner, partner, member, manager, stockholder, agent, officer, director, employee, independent contractor, consultant, Affiliate or otherwise):

(i)            (1) knowingly solicit, induce or attempt to induce any employee or independent contractor of either Company who was employed with, or provided services to, such Company at any time during the twelve (12) month period prior to the date hereof, to leave the employment or contractual relationship with any Company; (2) hire or otherwise engage as an employee, independent contractor or otherwise any person who is or was an employee of either Company as of the Closing Date until twelve (12) months after such individual’s employment relationship with such Company has terminated (any such Person covered by sections (1) and (2) herein shall be referred to as a “Protected Employee”); or (3) (A) knowingly solicit, induce, encourage or cause any customer, supplier, vendor, distributor, consultant, licensee, licensor or other Person having a business relationship with either Company to cease doing business with such Company, or (B) in any way otherwise intentionally interfere with the relationship between any such customer, supplier, vendor, distributor, consultant, licensee, licensor or other such Person, on one hand, and either Company on the other hand; provided, that, notwithstanding anything to the contrary contained in this Section 6.8(b)(i), Seller shall not be prohibited from (x) conducting a general solicitation of prospective employees, independent contractors, or other Persons having an employment or similar relationship with either Company (including without limitation, through search firms) in the ordinary course of business not specifically directed to such Persons, (y) soliciting or hiring, after six (6) months from the date of termination, any Protected Employee whose employment or service relationship has been terminated (whether by either Company or such Protected Employee), or (z) soliciting or hiring Andress Blackwell at any time following the Closing; and

(ii)            own, operate, manage, control, invest in, perform services as an employee, consultant or independent contractor of, or engage or participate in any manner in, (alone or in association with any Person) any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that engages in the business of developing, marketing, producing, distributing and selling sweeteners, baking mixes and baking products (“Restricted Business”) anywhere within any country, state, province, territory or annex of North America where as of the Closing Date Purchaser or either Company conduct business or either Company has plans to conduct business in the future that are evidenced in any documents or noted in any strategic plans; provided, however, that Seller and its Affiliates, collectively, may own up to two percent (2%) of any class of securities of a competing company that is listed or admitted to trading on a national securities exchange, but only if Seller is not involved in the management of the business of said company in any material respect.

(c)            Seller agrees that the restrictions contained in this Section 6.8 (i) are a part of this otherwise enforceable Agreement, (ii) are reasonable and necessary, are valid and enforceable under New York Law and the Law of any other state either party may claim applies, and (iii) do not impose a greater restraint than necessary to protect the Companies’ legitimate business interests. If, at the time of enforcement of this Section 6.8, a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, Seller and Purchaser agree that the maximum period, scope or geographical area reasonable under such circumstances and within the provided scope and geographical area set forth herein shall be substituted for the stated period, scope or area so as to protect the Companies to the greatest extent possible under applicable Law from improper competition. Seller hereby acknowledges that money damages may not be an adequate remedy for any breach of this Section 6.8 and that the Companies may be irreparably damaged if Seller were to breach the covenants set forth in this Section 6.8. Therefore, in the event of a breach or threatened breach of this Section 6.8, the Companies or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Section 6.8 (without posting a bond or other security). Seller agrees to not claim that the Companies have adequate remedies at Law for a breach of this Section 6.8, as a defense against any attempt to obtain the equitable relief described in this Section 6.8(c).

6.9           PPP Loan. If not completed by Seller prior to the Closing, promptly following the Closing, Purchaser shall, and shall cause Company One to, (a) use commercially reasonable efforts to comply with Sections 1102 and 1106 of the CARES Act to obtain forgiveness of the PPP Loan, (b) file an application for forgiveness of the PPP Loan and take all other actions reasonably necessary to obtain forgiveness thereof, and (c) work in good faith with Seller in the PPP Loan forgiveness process.

Article VII
INDEMNIFICATION

7.1          Survival. The representations, warranties, covenants and agreements of Seller, the Companies and Purchaser contained in this Agreement (including the Schedules and Exhibits attached hereto and the certificates delivered pursuant hereto) will survive the Closing but only to the extent specified in this Section 7.1.

(a)            All covenants and agreements contained in this Agreement (including the Schedules and Exhibits attached to this Agreement and the certificates delivered pursuant to this Agreement) (i) that contemplate performance thereof following the Closing will survive the Closing in accordance with their respective terms and (ii) that contemplate performance at or prior to the Closing, shall not survive the Closing.

(b)            All representations and warranties contained in this Agreement (including the Schedules and Exhibits attached to this Agreement and the certificates delivered pursuant to this Agreement) shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date.

(c)            Notwithstanding the foregoing, any claims asserted in writing by notice from an Indemnified Party to an Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

7.2          Indemnification By Seller. From and after the Closing, subject to the other terms and conditions of this Article VII, Seller shall indemnify and defend each of Purchaser and its Affiliates (including, following Closing, the Companies) and their respective Representatives (collectively, the “Purchaser Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of Seller or the Companies contained in this Agreement (including the Schedules and Exhibits attached to this Agreement and the certificates delivered pursuant to this Agreement); or

(b)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement following the Closing.

7.3          Indemnification By Purchaser. Subject to the other terms and conditions of this Article VII, Purchaser shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement (including the Schedules and Exhibits attached to this Agreement and the certificates delivered pursuant to this Agreement); or

(b)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement following Closing.

7.4          Certain Limitations. The parties hereto acknowledge and agree that the indemnification provided for in Sections 7.2 and 7.3 shall be subject to the following limitations:

(a)            Other than in connection with a claim for Fraud, (i) Seller shall not be liable to the Purchaser Indemnitees for an indemnification claim under Section 7.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a) exceeds $400,000 (the “Basket”), and thereafter, (ii) the aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.2(a) shall not exceed the Indemnification Escrow Amount (the “Cap”).

(b)            Other than in connection with a claim for Fraud, (i) Purchaser shall not be liable to the Seller Indemnitees for an indemnification claims under Section 7.3(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.3(a) exceeds the Basket, and thereafter, (ii) the aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 7.3(a) shall not exceed the Cap.

(c)            For the purposes of determining whether (i) any breach or inaccuracy has occurred that would entitle a party to indemnification under Section 7.2 and Section 7.3, (ii) any Loss has occurred from such breach or inaccuracy, or (iii) the amount of any such Loss, the representations, warranties, covenants and agreements of the parties set forth in this Agreement that are the subject of indemnification under Section 7.2 and Section 7.3 will be considered without regard to any materiality or Material Adverse Effect qualification.

(d)            The Purchaser Indemnitees’ and the Seller Indemnitees’ right to indemnification pursuant to Section 7.2 and Section 7.3, respectively, will be reduced by the amount paid by a third party (including an insurance company but expressly excluding any payment made pursuant to the R&W Policy) to the Purchaser Indemnitees or the Seller Indemnitees, as the case may be, or paid by such third party to another for the account or benefit of the Purchaser Indemnitees or the Seller Indemnitees, as the case may be, with respect to the settlement or resolution of a claim for which the Purchaser Indemnitees or the Seller Indemnitees, as the case may be, were entitled to indemnification hereunder.

(e)            Neither the Purchaser Indemnitees nor the Seller Indemnitees shall be entitled to indemnification for punitive damages, except to the extent paid to a third party pursuant to a third party claim. Neither the Purchaser Indemnitees nor the Seller Indemnitees shall be entitled to be compensated more than once for the same Loss. Neither the Purchaser Indemnitees nor the Seller Indemnitees shall be entitled to indemnification hereunder to the extent such amounts were reflected in the calculation of the Final Purchase Price pursuant to Section 1.6.

(f)            Notwithstanding anything contained herein to the contrary, in no event shall Seller or Purchaser have any liability under this Agreement (other than in the case of Fraud) with respect to any inaccuracy in or breach of any of the representations or warranties of Seller or the Companies or Purchaser, as applicable, contained in this Agreement (including the Schedules and Exhibits attached to this Agreement and the certificates delivered pursuant to this Agreement), in excess of the Indemnification Escrow Amount.

(g)            Notwithstanding anything contained herein to the contrary, in no event shall Purchaser or Seller have any liability under this Agreement (other than in the case of Fraud) in excess of the Final Purchase Price.

(h)            Notwithstanding anything contained herein to the contrary, the limitations set forth in this Section 7.4 shall not apply to or otherwise limit recovery otherwise available under the R&W Policy.

7.5           Indemnification Procedures. The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”.

(a)            Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise materially and adversely prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of either Company, (y) seeks an injunction or other equitable relief against the Indemnified Parties, or (z) if ruled adversely to the Indemnified Party, would be reasonably be expected to result in Losses the majority of which would not be available for recovery under this Section 7.5 (other than as a result of the Basket). For the avoidance of doubt, Seller shall always have the right to defend and direct the defense of a Third Party Claim to the extent filed solely against Seller. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.5(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)            Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.5(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)            Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise materially or adversely prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to each Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)            Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Companies shall be governed exclusively by Section 6.5 hereof.

7.6           Payments.

(a)            Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VII, the Indemnifying Party shall satisfy its obligations within five (5) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(b)            Subject to the Basket, any and all Losses payable to a Purchaser Indemnitee pursuant to Section 7.2(a) shall be satisfied: first (i) from the Indemnification Escrow Amount; and then (ii) to the extent the amount of Losses exceeds the amounts available to the Purchaser Indemnitee from the Indemnification Escrow Amount, from the R&W Policy. For the avoidance of doubt, other than in connection with a claim for Fraud, Seller shall not be liable to the Purchaser Indemnitees for an indemnification claim under Section 7.2(a) in excess of the Indemnification Escrow Amount.

(c)            Purchaser and the Seller shall deliver joint written instructions on the date that is twelve (12) months after the Closing Date (the “Indemnification Escrow Release Date”) (or if not a Business Day, the immediately following Business Day) to the Escrow Agent to release the remaining balance of the Indemnification Escrow Amount (including any interest accrued thereon), if any, as of the Indemnification Escrow Release Date, less the aggregate amount of Losses claimed in good faith by the Purchaser Indemnitees pursuant to claims made and not fully resolved prior to such date, and disburse such amount to the account of Seller or as otherwise instructed in writing by the Seller.  At any time following the Indemnification Escrow Release Date, to the extent the Indemnification Escrow Amount exceed the aggregate amount claimed in good faith by the Purchaser Indemnitees pursuant to claims made prior to the Indemnification Escrow Release Date, and not fully resolved prior to the Indemnification Escrow Release Date, such excess funds shall be promptly released by the Escrow Agent to the account of Seller or as otherwise instructed in writing by Seller.

7.7            Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.8            Mitigation. Each party hereto agrees to use its commercially reasonable efforts to mitigate their Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

7.9            Exclusive Remedies. The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Notwithstanding anything to the contrary, nothing herein shall limit a party’s rights or recoveries for claims arising from Fraud.

Article VIII
GENERAL PROVISIONS

8.1            Cost and Expenses. Except as otherwise expressly provided for herein, each party will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Sale and the other transactions contemplated by this Agreement. For the avoidance of doubt, notwithstanding anything contained in this Agreement to the contrary, Seller, on the one hand, and Purchaser, on the other hand, shall be responsible for, and pay, fifty percent (50%) of the cost of each of the following: (a) the R&W Premium, (b) any and all fees of the Escrow Agent under the Escrow Agreement, (c) any Transfer Taxes, (d) any and all costs, fees and expenses and premiums necessary to obtain the tail pursuant to Section 6.2, and (e) any fees of the PPP Escrow Agent under the PPP Escrow Agreement; provided, however, that in no event shall Seller’s responsibility to pay fifty percent (50%) of the cost attributable to items (a) through (d) exceed $300,000 (and any remaining amount to be paid as a result of such $300,000 limitation shall be paid by Purchaser).

8.2            Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time only by written agreement signed by the parties hereto, and any failure of Seller or each Company to comply with any term or provision of this Agreement may be waived by Purchaser, and any failure of Purchaser to comply with any term or provisions of this Agreement may be waived by Seller, at any time by an instrument in writing signed by or on behalf of such other party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

8.3            Savings Clause. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof. Upon such declaration that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement, as needed, so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

8.4            Entire Agreement. This Agreement (together with the Annexes, Exhibits, Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.5            Assignment; Successors and Assigns. The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of the other parties; provided, however, that Purchaser may designate, by written notice to Seller, a wholly-owned direct or indirect Subsidiary to purchase all of the Membership Interests at the Closing; provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement. Any assignment or transfer in violation of the preceding sentence shall be void. In the event of any such assignment, the term “Purchaser” as used in this Agreement shall be deemed to refer to each such Affiliate of Purchaser where reference is made to actions to be taken with respect to the Sale and shall be deemed to include both Purchaser and each such Affiliate where appropriate. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

8.6            Parties in Interest. Except for: (a) Section 6.2, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her Representatives, each of which is hereby intended to be an express third-party beneficiary thereof, or (b) as expressly contemplated by Article VII, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person, other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.2 and Article VII and Article VIII shall not arise unless and until the Closing occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons, other than the parties hereto, may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.7            Mutual Drafting; Interpretation; Headings; Disclosure Schedules.

(a)            Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)            The information in the Disclosure Schedules constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of Seller and the Companies as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. The Disclosure Schedules shall not be construed as indicating that any disclosed information is required to be disclosed, and no disclosure shall be construed as an admission that such information is material to, or required to be disclosed by, Seller or the Companies. Seller and the Companies may, at their option, include in the Disclosure Schedules items that are not material, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms (including Material Adverse Effect) for purposes of this Agreement. The Disclosure Schedules constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Disclosure Schedules that are not defined therein shall have the meanings given them in this Agreement.

8.8            Governing Law. The validity, interpretation and effect of this Agreement shall be governed exclusively by the Laws of the State of New York, excluding the “conflict of laws” rules thereof.

8.9            Venue. Each of the parties irrevocably agrees that any legal Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (including claims asserted for breach of contract, tort, or otherwise and regardless of whether such claims arise in law or in equity) must be brought by any other party or its successors or assigns in any state or federal court in the State of New York, and in each case any appellate courts therefrom, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally. Each of the parties agrees not to commence any Action, suit, or proceeding arising out of or related to this Agreement or any of the transactions contemplated by this Agreement except in the courts described above in New York, except for Actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim, or otherwise, in any Action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.10         Waiver of Jury Trial and Certain Damages. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

8.11         Notices.

(a)            All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person, or sent by facsimile or sent by reputable overnight delivery service and properly addressed as follows:

If to the Companies (before the Closing):

Swerve, L.L.C.

1000 S Rendon Street

New Orleans, LA 70125

Attention: Richard D. Farrell

Email: rick@rfdv.net

with a copy to (for information purposes only):

The Giannuzzi Group, LLP

411 West 14th Street, 4th Floor

New York, NY 10014

Attention: Nicholas L. Giannuzzi, Esq.

Email: nick@gglaw.us

If to Seller:

RF Development, LLC

4534 Saint Charles Avenue

New Orleans, LA 70115

Attention: Richard D. Farrell

Email: rick@rfdv.net

with a copy to (for information purposes only):

The Giannuzzi Group, LLP

411 West 14th Street, 4th Floor

New York, NY 10014

Attention: Nicholas L. Giannuzzi, Esq.

Email: nick@gglaw.us

If to Purchaser (or the Companies following the Closing):

Whole Earth Brands, Inc.

125 S. Whacker Drive, Suite 3150

Chicago, IL 60606

Attention: Ira Schlussel

Email: ira.schlussel@wholeearthbrands.com

with copies to (for information purposes only):

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, NY 10020

Attention:      Christopher Giordano

Jon Venick

Email:     Christopher.Giordano@us.dlapiper.com

Jon.Venick@us.dlapiper.com

(b)            Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)            All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 8.11 if delivered personally or courier, shall be effective upon delivery; if sent by facsimile, shall be delivered upon receipt of proof of transmission.

8.12            Public Announcements. The initial press release issued by the parties concerning this Agreement and the transactions contemplated hereby shall be in a form agreed to by Purchaser and Seller and thereafter the parties shall consult with each other (and obtain the other party’s prior consent) before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, in each case except (a) as may be required by applicable Law, stock exchange rule or regulation, or court process if the party issuing such press release or other public statement has, to the extent practicable, provided the other party with an opportunity to review and comment, (b) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate.

8.13            Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. A copy transmitted via facsimile or e-mail as a portable document format (.pdf) of this Agreement, bearing the signature of any party shall be deemed to be of the same legal force and effect as an original of this Agreement bearing such signature(s) as originally written of such one or more parties.

8.14            Counsel; Privilege. Purchaser and the Companies hereby agree, on their own behalf and on behalf of their directors, managers, shareholders, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that each of The Giannuzzi Group LLP or any successor thereto (“GG”) may represent any or all of Seller or any manager, director, shareholder, member, partner, officer, employee or Affiliate of Seller, in each case, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby notwithstanding its representation prior to the Closing of the Companies, and each of Purchaser and the Companies, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser and the Companies acknowledge that the foregoing provision applies whether or not GG provides legal services to the Companies after the Closing Date. In addition, Purchaser and the Companies hereby agree that all communications created prior to the Closing in any form or format whatsoever between or among GG and the Companies, Seller, or any of their respective representatives, that relate to the negotiation, documentation, execution or consummation of, or any dispute or Action arising under or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing (collectively, the “Deal Communications”) shall be deemed to be retained and owned by Seller and may not be used by Purchaser or the Companies (or any Purchaser Indemnitee) against Seller in connection with any dispute or Action arising under this Agreement, any agreements contemplated by this Agreement, or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall not lose their privileged status solely due to the fact of the Closing, and the attorney-client privilege and the expectation of client confidence relating thereto shall belong solely to Seller and shall not pass to or be claimed by Purchaser or the Companies; provided, however, that nothing contained herein shall be deemed to be a waiver by Purchaser or any of its Affiliates (including the Companies) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. Notwithstanding the foregoing, in the event that a dispute or Action arises between Purchaser or the Companies, on the one hand, and a third party other than Seller, on the other hand, Purchaser or the Companies may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Purchaser nor the Companies may waive such attorney-client privilege without the prior written consent of Seller. In the event that Purchaser or the Companies is legally required to produce or allow inspection of the attorney-client privileged portion of any Privileged Deal Communications, Purchaser shall, to the extent legally permissible, promptly notify Seller in writing (and, in any event, within five calendar days after Purchaser gains actual knowledge that such disclosure is legally required) so that Seller can seek an order preventing such disclosure at Seller’s sole cost, and Purchaser and the Companies agree to use all commercially reasonable efforts to assist therewith at Seller’s sole cost and expense. To the extent that files or other materials maintained by GG constitute Deal Communications, following the Closing, only Seller shall hold such property rights in such Deal Communications, and GG shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications to Purchaser or the Companies by reason of any attorney-client relationship between GG, on the one hand, and the Companies, on the other hand, so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party. Purchaser agrees, on behalf of itself and, after the Closing, the Companies and any Purchaser Indemnitee, or any Person acting on behalf of or through any of them or any Waiving Parties, (x) to the extent that it or, after the Closing, the Companies receive or take physical possession of any Deal Communications, (i) such physical possession or receipt shall not be deemed a waiver by Seller or any other Person, of the privileges or protections described in this Section 8.14, and (ii) it or the Companies shall not assert any claim that Seller or any other Person waived the attorney-client privilege, attorney work-product protection, or any other right or expectation of client confidence applicable to any Privileged Deal Communications because Purchaser took physical possession or receipt of such documents, (y) not to intentionally access or use the Deal Communications, including by way of purposeful review of any electronic data, communications or other information, seeking to have Seller waive the attorney-client or other privilege, or otherwise asserting that it or the Companies has the right to waive the attorney-client or other privilege, and (z) not to seek to obtain the Deal Communications from GG or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

COMPANY ONE:

SWERVE, L.L.C.

By:	/s/ Andress Blackwell
Name: Andress Blackwell
Title: President; CEO

COMPANY TWO:

SWERVE IP, L.L.C.

By:	/s/ Andress Blackwell
Name: Andress Blackwell
Title: President; CEO

SELLER:

RF DEVELOPMENT, LLC

By:	/s/ Richard D. Farrell
Name: Richard D. Farrell
Title: Owner

Signature Page to Equity Purchase Agreement

PURCHASER:

WHOLE EARTH BRANDS, INC.

By:	/s/ Albert Manzone
Name: Albert Manzone
Title: Chief Executive Officer

Signature Page to Equity Purchase Agreement

ANNEX I

DEFINITIONS

For purposes of this Agreement:

“75-Day Period” has the meaning set forth in Section 1.5(b).

“Acknowledgement” has the meaning set forth in Section 1.5(b).

“Action” means any action, administrative enforcement, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, investigation, audit or other proceeding commenced, brought, or heard by or before any Governmental Authority.

“Adjustment Escrow Amount” has the meaning set forth in Section 1.4(c).

“Adjustment Report” has the meaning set forth in Section 1.5(b).

“Affected Employee” has the meaning set forth in Section 6.3(b).

“Affiliate” means as to any Person, any other Person which, directly or indirectly, is controlled by, controls, or is under common control with, such first-mentioned Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law)

“Agreement” has the meaning set forth in the caption.

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.23(a).

“Assets” has the meaning set forth in Section 4.6.

“Auditor’s Determination” has the meaning set forth in Section 1.5(b).

“Balance Sheet Date” has the meaning set forth in Section 2.2(i).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.1.

“Basket” has the meaning set forth in Section 7.4(a).

“Benefit Plan” means any (a) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) any other plan, agreement or arrangement providing for employment, severance, compensation, change of control or retention pay or benefits, stock options, stock purchase, phantom stock, stock appreciation or other forms of equity-based or phantom equity-based incentive compensation, health, fringe, and other benefit plans, programs, or arrangements that are maintained or contributed to by each Company or to which each Company is required to contribute on behalf of an employee of such Company or for which either Company or its Subsidiaries have any liability (actual or contingent) by virtue of having an ERISA Affiliate.

“Business Day” means any day, except for a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“Cap” has the meaning set forth in Section 7.4(a).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as signed into law by the President of the United States on March 27, 2020.

“CARES Act Determination Date” means the date which the lender of the Cares Debt (and, to the extent required, any Governmental Authority (including the United States Small Business Administration)) has finally determined that all, a portion of, or none of the Cares Debt is eligible for forgiveness pursuant to the provisions of the CARES Act.

“CARES Debt” means the PPP Loan.

“CARES Unforgiven Debt” means that amount of the Cares Debt that has been finally determined by the lender of the CARES Debt (and, to the extent required, any Governmental Authority (including the United States Small Business Administration)) to be ineligible for forgiveness pursuant to the provisions of the CARES Act.

“Cash” means all cash, cash equivalents and marketable securities held by each Company (excluding, for the avoidance of doubt, restricted cash and any security deposits, bonds or other similar instruments serving as collateral with respect to any property or assets leased by each Company, and any deposits or reserves associated with any self-insurance, including but not limited to any deposits or reserves associated with any workers compensation policies or claims), calculated as of the Reference Time and determined in accordance with the accounting policies and procedures and methodology set forth or reflected in Exhibit A. “Cash” shall (i) be calculated net of issued but uncleared checks, drafts and overdrafts as of the Reference Time, and (ii) include checks and other wire transfers and drafts deposited for the account of each Company as of the Reference Time.

“CERCLA” has the meaning set forth in clause (i) of the definition of Hazardous Material.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness calculated as of the Reference Time; provided, however, that Closing Date Indebtedness shall not include (a) any amount taken into account in the calculation of Closing Date Working Capital, or (b) any Specified Expenses.

“Closing Date Working Capital” means the Working Capital calculated as of the Reference Time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder.

“Companies’ Knowledge” or “Knowledge of the Companies” or similar phrase means the actual knowledge of Richard D. Farrell and Andress Blackwell, in each case, with the assumption that such Persons shall have made reasonable and diligent inquiry on the matters presented.

“Company” or “Companies” has the meaning set forth in the caption.

“Company Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by or exclusively licensed to each Company.

“Company Material Contract” has the meaning set forth in Section 4.10(a).

“Company One” has the meaning set forth in the caption.

“Company One Membership Interests” has the meaning set forth in the Recitals.

“Company Products” means any and all products and services that currently are marketed, offered, sold, licensed, provided or distributed by each Company.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.8(a).

“Company Released Claims” has the meaning set forth in Section 6.7(a).

“Company Released Parties” has the meaning set forth in Section 6.7(a).

“Company Two” has the meaning set forth in the caption.

“Company Two Membership Interests” has the meaning set forth in the Recitals.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of February 24, 2020, by and among Purchaser and the Companies.

“Consulting Agreement” means that certain Consulting Agreement substantially in the form attached hereto as Exhibit D, to be entered into at the Closing by and among the Company and Andress Blackwell.

“Contract” means, with respect to any Person, any legally binding contract, agreement, deed, mortgage, lease, license, purchase order, commitment, arrangement or undertaking, written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Deal Communications” has the meaning set forth in Section 8.14.

“Direct Claim” has the meaning set forth in Section 7.5(c).

“Environment” means soil, land surface or subsurface strata, waters (including, navigable waters, oceans, streams, ponds, reservoirs, drainage basins, wetlands, surface or ground water), sediments, ambient air (including indoor), noise, plant life, animal life, and all other environmental media or natural resources.

“Environmental Laws” means any and all applicable Laws (including common law), Permits, approvals, authorizations and other requirements having the force and effect of Law, whether local, state, territorial or national, in force and effect as of the Closing Date and relating to: (i) emissions, discharges, spills, releases or threatened releases of Hazardous Materials; (ii) the use, treatment, storage, disposal, handling, manufacturing, transportation or shipment of Hazardous Materials; (iii) the regulation of storage tanks; or (iv) relating to pollution or the protection of human health, safety or the Environment, including the following statutes as now written and amended, including any and all regulations promulgated thereunder and any and all state and local counterparts: CERCLA, the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §11001 et seq., and the Safe Drinking Water Act, 42 U.S.C. §300f et seq.

“Environmental Permits” means any Permit required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder.

“ERISA Affiliate” means any member of each Company’s controlled group of companies within the meaning of Code Section 414(b), (c), (m) or (o).

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means that certain escrow agreement substantially in the form attached hereto as Exhibit E for purposes of the Indemnification Escrow Amount and the Adjustment Escrow Amount, to be entered into at the Closing by and between Seller, Purchaser and Escrow Agent.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.3.

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 1.3.

“Estimated Purchase Price” has the meaning set forth in Section 1.3.

“FDCA” has the meaning set forth in Section 4.22(b).

“Final Closing Balance Sheet” has the meaning set forth in Section 1.5(a).

“Final Closing Statement” has the meaning set forth in Section 1.5(a).

“Final Purchase Price” has the meaning set forth in Section 1.6.

“Food Laws” has the meaning set forth in Section 4.22(b).

“Food Products” means all food products of all types (whether branded or private label, finished food, work in process, or food ingredients) manufactured, processed or packaged by, or for, either Company.

“Fraud” means common law fraud (as determined pursuant to New York state Law) with respect to the making of the representations and warranties set forth in ARTICLE III by Seller, ARTICLE IV by the Companies or ARTICLE V by Purchaser, in each instance, or any officer’s certificate or other document or instrument delivered pursuant to this Agreement, as applicable.

“FTC” has the meaning set forth in Section 4.22(b).

“GAAP” means generally accepted accounting principles as applied in the United States.

“GG” has the meaning set forth in Section 8.14.

“Governmental Authority” means the government of the United States or any foreign country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including quasi-governmental authorities established to perform such functions.

“Hazardous Material” means (i) all substances, wastes, pollutants, contaminants and materials (collectively, “Substances”) regulated, defined or designated as hazardous, extremely or imminently hazardous, dangerous or toxic, under Environmental Laws, including the following federal statutes and their state counterparts, as well as these statutes’ implementing regulations: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”) the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S. C. Section 136 et seq; the Atomic Energy Act, 42 U.S.C. Section 22011 et seq; and the Hazardous Materials Transportation Act, 42 U.S.C. Section 1801 et seq; (ii) all Substances with respect to which any Governmental Authority may require investigation, monitoring, reporting, or remediation; (iii) mercury, (iv) petroleum and petroleum products, by products and breakdown products, including crude oil and any fractions thereof; and (v) radon, radioactive substances, asbestos, urea formaldehyde, per and poly-fluoroalkyl substances, and polychlorinated biphenyls.

“Indebtedness” means, as to each Company, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise, without duplication, and excluding, in each case, any and all amounts otherwise included in Working Capital, all (a) all indebtedness for borrowed money, or issued in substitution for or exchange of indebtedness for borrowed money, or for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (including reimbursement and all other obligations with respect to “earn-outs”, “seller notes” and any post-closing true-up with respect to the acquisition of any business, assets or securities, assuming maximum amounts earned, performance bonds, surety bonds, letters of credit and bankers’ acceptances, whether or not matured, but excluding, for the avoidance of doubt, (x) any obligations under letters of credit to the extent they remain undrawn and (y) trade payables, accrued expenses and other similar obligations incurred in the Ordinary Course which are otherwise included in Working Capital), including the current portion of such indebtedness, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course, but solely to the extent that such amounts are otherwise included in the calculation of the Purchase Price), (d) all obligations, for leases required to be classified as finance or capital leases in accordance with GAAP or recorded as capital or finance leases in the Required Financial Statements, (e) contractual obligations relating to interest rate protection, swap agreements and collar agreements, (f) deferred rent liabilities, (g) all obligations under conditional sale or other title retention agreements, (h) any liabilities for unpaid or accrued Taxes of the Companies for the Pre-Closing Tax Periods, inclusive of any and all payroll, employment or other Taxes, if any, required to be paid by any of the Companies (or any of their Affiliates on behalf of the Companies) with respect to the amounts payable pursuant to the Agreement, (i) all “cut” but un-cashed checks or any overdrafts outstanding, (j) any indebtedness secured by a Lien on a Person’s assets, (k) any accrued expenses, (l) any and all amounts related to the forgiveness of any loans or other obligations owed to the Companies in connection with the transactions contemplated by this Agreement, in all cases, arising on or prior to the Reference Time, (m) any accrued bonuses or commissions payable by any of the Companies to employees attributable to any period at or prior to Closing, plus the employer portion of any employment Taxes due in connection with any such payments, and any incentive compensation, retention bonus, or other payment payable by any of the Companies to employees as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, to the extent not paid prior to Closing or otherwise included in the calculation of the Purchase Price (n) any accrued or unpaid interest on any of the foregoing, (o) any prepayment or other similar fees, expenses or penalties (including any prepayment premiums and penalties payable, breakage costs) on or relating to the repayment or assumption of any of the foregoing, (p) all guarantees of any of the items set forth in clauses (a) - (o) above, and (q) any costs, fees or expenses incurred by Seller or each Company related directly to the transactions contemplated hereby (including the preparation and negotiation of this Agreement). Notwithstanding anything to the contrary, the PPP Loan Amount shall not constitute Indebtedness.

“Indemnification Agreements” has the meaning set forth in Section 4.10(a)(xx).

“Indemnification Escrow Amount” has the meaning set forth in Section 1.4(b).

“Indemnification Escrow Release Date” has the meaning set forth in Section 7.6(c).

“Indemnified Party” has the meaning set forth in Section 7.5.

“Indemnifying Party” has the meaning set forth in Section 7.5.

“Independent Auditor” has the meaning set forth in Section 1.5(b).

“Intellectual Property Rights” means any and all intellectual property or proprietary rights throughout the world including any such rights in, arising out of, or associated with any of the following: (i) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) all Trade Secrets and similar rights in confidential information, know-how, formulas, recipes and materials; (iii) copyrights and all other rights corresponding thereto in any works of authorship, including Software (collectively, “Copyrights”); (iv) all trademark rights and similar rights in trade names, logos, trademarks and service marks together with all of the goodwill associated with the foregoing (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names; and (vii) any registrations of or applications to register any of the foregoing.

“Intercompany Accounts” means all accounts payable of each Company representing amounts owed by such Company to divisions or Affiliates of such Company and accounts receivable owed to each Company by divisions or Affiliates of such Company.

“Inventory” has the meaning set forth in Section 4.24(a).

“IRS” means the Internal Revenue Service.

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and Internet websites.

“Law” means any law, statute, code, regulation, ordinance, rule, common law, Order or governmental requirement enacted, promulgated, entered into, agreed, imposed or enforced by any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 4.19(b).

“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance or other charges or rights of others of any kind or nature, except Permitted Liens.

“Losses” means all Actions, Orders, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, Liabilities, Taxes, Liens and losses (including costs of investigation, all reasonable accounting, consultant and attorneys’ fees, court costs, costs of expert witnesses and other expenses relating to any of the foregoing).

“Material Adverse Effect” means any event, development, change, effect, omission, occurrence, or circumstance that is, or would reasonably be expected to, (a) be materially adverse to the business, properties, assets, liabilities, operations, or condition (financial or otherwise) of the Companies taken as a whole or (b) materially and adversely affect the ability of the Companies to perform their obligations hereunder or to consummate the transactions contemplated hereby; provided, however, that, solely for purposes of clause (a) above, a “Material Adverse Effect” shall not include changes to the assets, operations or financial condition of the Companies to the extent resulting from (i) loss of employees or customers or other effects as a result of the negotiation, pendency, announcement or disclosure of the transactions contemplated herein, (ii) any pandemic (including, without limitation, COVID-19), epidemic, hurricane, earthquake or other natural disasters, (iii) changes in general economic, regulatory or political conditions in North America, (iv) changes in GAAP, (v) changes in the North American debt or securities markets, (vi) military action or any act of terrorism, (vii) changes in currency exchange rates or commodities prices, (viii) changes in Law, (ix) compliance with the terms of this Agreement, (x) any act or omission of any of the Companies taken with the prior consent of, or at the request of, Purchaser or (xi) any failure of any of the Companies to meet projections or forecasts (provided that the underlying causes of such failure shall be considered in determining whether there is or has been a Material Adverse Effect); provided, further, that any event, development, change, effect, omission, occurrence, or circumstance referred to in clauses (ii) through (viii), immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur solely to the extent that such event, development, change, effect, omission, occurrence, or circumstance has a disproportionate effect on the Companies compared to other similarly situated participants in the industries in which such Company conducts their business.

“Material Company Intellectual Property Contract” has the meaning set forth in Section 4.10(a)(xiii).

“Material Customers” has the meaning set forth in Section 4.20(b).

“Material Suppliers” has the meaning set forth in Section 4.20(a).

“Membership Interests” has the meaning set forth in the Recitals.

“Object Code” means computer Software in binary form that is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“OFAC” has the meaning set forth in Section 4.23(b).

“OFPA” has the meaning set forth in Section 4.22(b).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by, or settlement agreement with, a Governmental Authority.

“Ordinary Course” means the ordinary course of business of each Company, and of Seller in connection with each Company, consistent with past practice and custom.

“Organizational Documents” means the articles of incorporation, articles or certificate of incorporation, bylaws, articles or certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto, as applicable.

“Permit” has the meaning set forth in Section 4.15.

“Permitted Liens” means (a) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which are being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Required Financial Statements in accordance with GAAP, (c) Liens securing the obligations of the Companies under or in respect of Indebtedness under the existing credit facilities all of which will be paid off at the Closing, (d) Liens created, imposed or promulgated by Law or by any Governmental Authority not materially adversely effecting the business and operations of the Companies individually or in the aggregate, (e) Liens to secure landlords, lessors, or renters under Leases incurred in the Ordinary Course, (f) Liens arising by operation of Law in the nature of zoning restrictions, and (g) Liens incurred in the Ordinary Course which constitute purchase money Liens, but only to the extent such Liens attach only to the property acquired by the incurrence of such purchase money.

“Person” means any natural person, corporation, limited liability company, partnership, firm, joint venture, joint-stock company, trust, association, unincorporated entity or organization of any kind, Governmental Authority or other entity of any kind.

“Post-Closing Forgiveness Period” has the meaning set forth in Section 1.9.

“PPP Escrow Agent” means JPMorgan Chase Bank, N.A.

“PPP Escrow Agreement” subject to Section 2.5, means that certain escrow agreement substantially in the form attached hereto as Exhibit F for purposes of the PPP Escrow Amount, to be entered into at the Closing by and among Purchaser, Seller and PPP Escrow Agent.

“PPP Escrow Amount” has the meaning set forth in Section 1.4(d).

“PPP Loan” has the meaning set forth in Section 4.29(a).

“PPP Loan Amount” has the meaning set forth in Section 4.29(a).

“PPP Loan Documents” means the documents related to the PPP Loan signed by the Companies.

“PPP Loan Program” means loans provided under Section 7(a) of the Small Business Act, part of the SBA Paycheck Protection Program (the “PPP”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act.

“Pre-Closing Period” means any Tax period ending on or before the Closing Date.

“Privileged Deal Communications” has the meaning set forth in Section 8.14.

“Protected Employee” has the meaning set forth in Section 6.8(b)(i).

“Purchase Price” has the meaning set forth in Section 1.2.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 1.8.

“Purchaser” has the meaning set forth in the caption.

“Purchaser Indemnitees” has the meaning set forth in Section 7.2.

“Purchaser’s Knowledge” or “Knowledge of Purchaser” or similar phrase means the knowledge of Albert Manzone, Andrew Rusie, and Ira Schlussel, in each case, with the assumption that such Persons shall have made reasonable and diligent inquiry on the matters presented.

“R&W Policy” means that certain representations and warranties insurance policy, dated as of the date hereof, a copy of which is attached hereto as Exhibit G.

“R&W Premium” all premiums payable under the R&W Policy.

“Reference Time” means 2:00 p.m. Eastern Time on the Closing Date.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants), financing sources and other agents and representatives of such Person and its Affiliates.

“Required Financial Statements” has the meaning set forth in Section 2.2(i).

“Restricted Business” has the meaning set forth in Section 6.8(b)(ii).

“Restricted Information” means any confidential or proprietary information used by the Companies in connection with the operation of their respective businesses and any other information that the Companies consider competitively important, confidential or otherwise requiring protection in the best interest of their respective business.

“Sale” has the meaning set forth in Section 1.1.

“SBA” has the meaning set forth in Section 4.28(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the caption.

“Seller Company Tax Returns” has the meaning set forth in Section 6.5(d).

“Seller Indemnitees” has the meaning set forth in Section 7.3.

“Seller Parties” means, collectively, Seller and any of its former, current or future directors, officers, employees, agents, general or limited partners, managers, members, equityholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, equityholder, Affiliate, successor or assignee of any of the foregoing.

“Seller Released Claims” has the meaning set forth in Section 6.7(b).

“Seller Released Parties” has the meaning set forth in Section 6.7(b).

“Settlement Date” has the meaning set forth in Section 1.5(c).

“Side Letter Agreement” means the Side Letter Agreement by and among Purchaser, Seller and Andress Blackwell dated as of the date hereof, a copy of which is attached hereto as Exhibit H.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, program interfaces, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds (i) the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of that Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Source Code” means computer Software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Specified Expenses” means all of the following, without duplication, in each case: (i) solely to the extent incurred on or prior to the Closing, costs, fees and expenses (including attorneys’ fees, accountants’ fees, investment banking fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Sale and the other transactions contemplated by this Agreement incurred by, in each instance, Seller, the Companies or any of their respective Affiliates, including the cost of preparing the Required Financial Statements, (ii) any (A) amounts (including transaction or change-in-control bonuses or similar payments) paid or payable by the Companies to any Person solely by virtue of the consummation of the transactions contemplated by this Agreement, (B) amounts payable to any employee, officer, director or consultant of either Company pursuant to the incentive plans or any employment agreement or other Contract with any of the aforementioned Persons as a result of the consummation of the transactions contemplated hereby, (C) any severance (and other post-termination) obligations of the Companies to any Person whose employment has been terminated prior to the Closing (including payments under any non-competition or consulting agreements or arrangements or any COBRA or similar payments), any deferred compensation or other similar payments, in each instance, plus the employer portion of any employment Taxes due in connection with any such payments, and (D) any incentive compensation payable to Andress Blackwell upon the consummation of the transactions contemplated in accordance with this Agreement, in accordance with that certain General Terms and Conditions of Employment Agreement dated April 1, 2014, between Company One and Andress Blackwell (including but not limited to any employee bonus pool compensation), or any other similar incentive compensation pursuant to any other similar Contract between either Company, on one hand, and any other employee, contractor, or Representatives of the Companies, on the other hand, including the Contracts listed on Section 4.18(k) of the Disclosure Schedules, in each instance, plus the employer portion of any employment Taxes due in connection with any such payments, (iii) 50% of the R&W Premium, (iv) 50% of any and all fees of the Escrow Agent under the Escrow Agreement, (v) 50% of any Transfer Taxes, (vi) 50% of any and all costs, fees and expenses and premiums necessary to obtain the tail pursuant to Section 6.2, and (vii) 50% of any fees of the PPP Escrow Agent under the PPP Escrow Agreement, provided, however, that in no event shall the aggregate amount of deductions to the Purchase Price pursuant to Article I attributable to items (iii) through (vi) exceed $300,000.

“Straddle Period” means any taxable period that includes (but does not end on) the date of Closing.

“Subsidiary” of any Person means another Person (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or (b) of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability company) or similar function.

“Substances” has the meaning set forth in clause (i) of the definition of Hazardous Material.

“Target Working Capital” has the meaning specified in Exhibit I.

“Taxes” means all taxes, charges, fees, duties (including custom duties), levies, or other assessments, including net income, gross income, capital gains, gross receipts, net receipts, gross proceeds, net proceeds, ad valorem, profits, real property, personal property (whether tangible or intangible), gaming, sales, use, franchise, capital, excise, estimated, value added, stamp, lease, transfer, occupational, equalization, license, payroll, employment, environmental, disability, severance, withholding, unemployment, or other taxes, charges or fees assessed by any Governmental Authority, including any interest, penalties, or additions to tax attributable thereto.

“Tax Contest” has the meaning set forth in Section 6.5(e).

“Tax Return” means any return, report or similar statement filed or required to be filed with any taxing authority with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Trade Secrets” means, where protectable as a trade secret by applicable Law, any and all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all proprietary information, know-how and technology, confidential or proprietary information and all documentation therefor.

“Transfer Taxes” has the meaning set forth in Section 6.5(b).

“Uncashed Checks” has the meaning set forth in Section 2.2(o).

“USDA” has the meaning set forth in Section 4.22(b).

“U.S. Person” has the meaning set forth in Section 4.23(b).

“Waiving Parties” has the meaning set forth in Section 8.14.

“Working Capital” means, as of any date of determination, an amount calculated in accordance with and as set forth on Annex II. For the avoidance of doubt, Working Capital shall be calculated without giving effect to the transactions pursuant to this Agreement. For the avoidance of doubt, (i) the Uncashed Checks shall not be deemed to be “current assets” or otherwise be taken into account for purposes of calculating Working Capital, but (ii) the accounts receivable that they are intended to satisfy thereby shall be deemed to be “current assets” for purposes of calculating Working Capital.

“Working Capital Deficiency” has the meaning set forth in Section 1.2.

“Working Capital Excess” has the meaning set forth in Section 1.2.